Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111623

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission under the Securities Act of 1933. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2004

Prospectus Supplement

(To Prospectus Dated February 3, 2004)

$400,000,000

Xerox Corporation

    % Senior Notes due 2011

We are offering $400,000,000 aggregate principal amount of our     % senior notes due 2011, or the “Notes.”

The Notes will mature on                     , 2011. We will pay interest on the Notes on each                  and                      commencing                     , 2005.

We may redeem the notes by paying to the holders thereof 100% of the principal amount plus a make-whole redemption premium. Prior to                     , 2007, we may redeem up to 35% of the Notes with the proceeds of certain equity offerings. If we undergo a change of control, we will be required to offer to purchase all the Notes from the holders.

Certain of the covenants applying to the Notes will be suspended during any time that the Notes have an investment grade rating as more fully described herein. The Notes will not be listed on any securities exchange. Currently, there is no public market for the Notes.

The Notes are required to be guaranteed on a senior basis by only those of our subsidiaries that are required to guarantee our outstanding 9 3/4% Senior Notes due 2009, 7 1/8% Senior Notes due 2010 and 7 5/8% Senior Notes due 2013 upon consummation of this offering. The Notes will be unsecured and will rank senior to all our existing and future subordinated debt and will rank pari passu with our existing and future unsecured senior debt. The Notes will be effectively subordinated to any secured debt of Xerox as well as any secured debt of the guarantor subsidiaries. The Notes will be structurally subordinated to the debt of our subsidiaries that are not guaranteeing the Notes.

Investing in the Notes involves a high degree of risk. See “Risk Factors,” beginning on page S-5 of this prospectus supplement and on page 2 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Xerox Corporation	%	$

Interest on the Notes will accrue from                     , 2004 to the date of delivery.

The underwriters expect to deliver the Notes to purchasers in book entry form through the Depository Trust Company on or about                      , 2004.

Joint Book-Running Managers

Citigroup	JPMorgan

Co-Lead Managers

Co-Managers

                    , 2004

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described below under the heading “Where You Can Find More Information.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. See “Incorporation of Certain Documents By Reference” in the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC file number is 1-4471. You can read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You can also obtain copies of these materials from this public reference room, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

This prospectus supplement and the accompanying prospectus, which forms a part of the registration statement, do not contain all the information that is included in the registration statement. You will find additional information about us in the registration statement. Any statements made in this prospectus supplement or the accompanying prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference may contain certain statements that are not historical fact and which are deemed to be forward-looking. These forward-looking statements and other information are based on our beliefs as well as assumptions made by us using information currently available.

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The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, intended or expected. We do not intend to update these forward-looking statements.

We are making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors which could cause actual results to differ materially from those contained in the forward-looking statements. Such events and factors include, but are not limited to, those discussed in the section that follows the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, as well as those listed under “Forward Looking Statements” in the documents enumerated under “Incorporation of Certain Documents by Reference” including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Reports on Form 10-Q for the three months ended March 31, 2004 and June 30, 2004 and under similarly captioned sections in future filings that we make with the SEC under the Exchange Act.

MARKET AND INDUSTRY DATA

Certain market and industry data included or incorporated by reference in this prospectus supplement and in the accompanying prospectus has been obtained from third party sources that we believe to be reliable. We have not independently verified such third party information and cannot assure you of its accuracy or completeness. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

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Prospectus Supplement Summary

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into the prospectus supplement and the accompanying prospectus, including the risk factors and the financial data and related notes, before making an investment decision. References herein to “Xerox”, “the Company”, “we”, “us”, or “our” refer to Xerox Corporation and its subsidiaries unless the context specifically states or implies otherwise and, in the context of the Notes, “we”, “us” and “our” shall only refer to Xerox Corporation, the issuer of the Notes.

The Company

We are a technology and services enterprise and a leader in the global document market. We develop, manufacture, market, service and finance a complete range of document equipment, software, solutions and services. We operate in over 130 countries worldwide, and distribute our products in the Western Hemisphere through divisions, wholly-owned subsidiaries and third-party distributors. In Europe, Africa, the Middle East, India and parts of Asia, we distribute our products through Xerox Limited and related companies. We had approximately 61,100 employees at December 31, 2003.

Industry Overview

The document industry is undergoing a fundamental transformation that includes the continuing transition from older light lens devices to digital technology, transition from black and white to color, management of publishing and printing jobs over the internet, use of variable data to create customized documents and an increase in mobile workers utilizing hand-held devices. Documents are increasingly created and stored in digital electronic form and the internet is increasing the amount of information that can be accessed in the form of electronic documents. We believe these trends play to the strengths of our product and service offerings and represent opportunities for future growth. Important areas for growth include color systems in both Office and Production environments, the replacement of multiple single-function office devices with multifunction systems, and the transition of low-end offset printing to digital technology.

Our Position

We develop document technologies, systems, solutions and services intended to improve our customers’ work processes and business results. Our success rests on our ability to understand our customers’ needs and provide innovative document management solutions and services that deliver value to them. We deliver value to customers by leveraging core competencies in technology, document knowledge, global sales and service, brand reputation and value added solutions across our three core markets, high-end production environments, small to large networked offices, and services led offerings for large enterprises.

Key Offerings

We compete in both monochrome (i.e. black and white) and color segments by providing a broad range of document products, solutions and services. Our products include printing and publishing systems, digital multifunction devices (which can print, copy, scan and fax), digital copiers, laser and solid ink printers, fax machines, document-management software, and supplies such as toner, paper and ink. We provide software and solutions that can help businesses easily print books or create personalized documents for their customers. In addition, we provide a range of comprehensive document management services, such as operating in-house production centers, developing online document repositories and analyzing how customers can most efficiently create and share documents in the office.

Business Model Highlights

Our business model is based on increasing equipment sales in order to build the population of machines in the field that will produce pages and therefore generate post sale and financing revenue streams. The majority of our equipment is sold through sales type leases that are recorded as equipment sale revenue. Equipment sales represent approximately 25 percent of our total revenue. The post sale and financing revenue, which includes service and consumable supplies, is expected to approximate three times the equipment sale revenue over the life of the lease. Accordingly, equipment sale revenue is a key leading indicator of post sale and financing revenue trends as increased machines in the field should lead to increased pages and ultimately increased post sale revenue. The increasing mix of color pages is also of significant importance to post sale revenue as color pages currently generate five times the revenue and profit per page as compared to black and white.

The Offering

Issuer	Xerox Corporation.

Securities offered	$400,000,000 aggregate principal amount of senior notes due 2011.

Maturity	, 2011.

Interest	% per annum, payable semi-annually in arrears on and of each year beginning , 2005.

Guarantors

The Notes will be guaranteed on a senior basis by only those of our subsidiaries that guarantee our outstanding 9¾% Senior Notes due 2009, 7 1/8% Senior Notes due 2010 and 7 5/8% Senior Notes due 2013 upon consummation of this offering. The guarantor subsidiaries represent in the aggregate approximately 0% of our consolidated revenues and 1% of our consolidated assets for the six months ended and as of June 30, 2004, respectively. If Xerox cannot make payments on the Notes when they are due, the guarantor subsidiaries must make them instead.

Ranking

The Notes will be unsecured and will rank senior to all our existing and future subordinated debt and will rank pari passu with our existing and future unsecured senior debt. The Notes will be effectively subordinated to any secured debt of Xerox as well as any secured debt of the guarantor subsidiaries. The Notes will be structurally subordinated to the debt of our subsidiaries that are not guaranteeing the Notes. As of June 30, 2004, we had $10.3 billion of debt, of which $4.9 billion was secured, $1.8 billion of liabilities to subsidiary trusts issuing preferred securities outstanding, and cash and cash equivalents of $2.5 billion.

On June 30, 2004, of the $10.3 billion of debt outstanding, our subsidiaries had an aggregate of $7.3 billion of debt outstanding.

Optional redemption	We may redeem some or all of the Notes at any time at 100% of the principal amount plus a make-whole premium. See “Description of the Notes—Optional Redemption.”

At any time (which may be more than once) before                     , 2007, we may also redeem up to 35% of the outstanding Notes with money that we raise in one or more equity offerings as long as:

•	we pay % of the face amount of the Notes redeemed, plus accrued and unpaid interest;

•	we redeem the Notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of the Notes issued remains outstanding afterwards.

Change of Control	If we undergo a change of control, we must give all holders of the Notes the opportunity to sell to us their notes at 101% of their face amount, plus accrued interest.

We might not be able to pay to you the required price for Notes that you present to us upon a change of control, because:

•	we might not have enough funds at that time; or

•	the terms of our debt instruments may prevent us from paying.

Certain covenants	The indenture governing the Notes will contain covenants limiting our (and most or all of our subsidiaries’) ability to, among other things:

•	incur additional debt;

•	make restricted payments (including paying dividends on our capital stock or redeeming or repurchasing our capital stock or subordinated obligations);

•	make investments;

•	make asset sales;

•	enter into agreements that restrict, among other things, dividends from subsidiaries;

•	grant liens on our assets;

•	engage in transactions with affiliates; and

•	merge or consolidate or transfer substantially all of our assets.

The covenants are subject to important exceptions and qualifications, including in particular the exception provided by clause (iii)(x) to the “Limitation on Restricted Payments” covenant. Most of these covenants applicable to any series of notes will be suspended during any time that such series of notes has investment grade ratings by both Moody’s and S&P. However, such covenants will apply and such suspension period will no longer be in effect if and when such series of notes cease to have investment grade ratings from both Moody’s and S&P.

Use of proceeds	We will use the net proceeds from this offering for general corporate purposes.

Absence of an Established Market for the Notes

The Notes are a new issue of securities and there is currently no market for them. We do not intend to list the Notes on any securities exchange or to arrange for any quotation system to quote them. We cannot assure you that a liquid market will develop for the Notes.

Risk Factors

An investment in the Notes involves certain risks that you should evaluate prior to making an investment in the Notes. In particular, you should evaluate the specific risk factors under “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 2 of the accompanying prospectus for a discussion of certain risks involved with an investment in the Notes.

RISK FACTORS

You should carefully consider the risks described below, the risks set forth in the accompanying prospectus and the other information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below, or the risk factors in the accompanying prospectus, will not occur. If they do, our business, results of operations or financial condition could be materially adversely affected. In such an instance, the trading price of our securities, including the notes, could decline and you might lose all or part of your investment.

Risks related to the Notes

Our substantial debt could adversely affect our financial health and pose challenges for conducting our business.

We have, and after this offering will continue to have, a substantial amount of debt and other obligations. As of June 30, 2004, on a pro forma basis assuming the consummation of this offering, we would have had $10.7 billion of debt, of which $4.9 billion would have been secured, $1.8 billion of liabilities to subsidiary trusts issuing preferred securities outstanding and cash and cash equivalents of $2.9 billion.

Our substantial debt and other obligations could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	increase our vulnerability to interest rate fluctuations because a significant portion of our debt has variable interest rates;

•	require us to dedicate a substantial portion of our cash flow from operations on our debt and other obligations thereby reducing the availability of our cash flow from operations for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	become due and payable upon a change of control.

If new debt is added to our current debt levels, these related risks could increase.

Our 2003 Credit Facility and the indentures governing our senior notes contain, and certain of our future financing agreements are expected to contain, various covenants which limit the discretion of our management in operating our business and could prevent us from engaging in some beneficial activities.

The indentures governing our outstanding senior notes and our 2003 Credit Facility limit our ability to, among other things, issue debt and preferred stock, retire debt early, make investments and acquisitions, merge, engage in certain transactions with affiliates, create or permit to exist liens, transfer assets, enter into hedging transactions, and pay dividends on our common stock. The 2003 Credit Facility generally does not affect our ability to continue to monetize finance receivables under our agreements with various subsidiaries of General Electric (“GE”) and others.

Although the terms of the indentures governing our senior notes restrict our ability to incur additional debt to fund significant acquisitions and restricted payments, the indentures permit us and certain of our subsidiaries to incur debt in the ordinary course and in other circumstances. The indentures prohibit us from refinancing the 7 1/2% convertible trust preferred securities that we issued in the trust preferred offering in November 2001 if these securities are put to us in December 2004, other than with our equity or junior subordinated debentures or with cash that may be available pursuant to the restricted payments covenant.

The Notes are unsecured and are effectively subordinated to our secured indebtedness.

If Xerox or the guarantors become insolvent or are liquidated, or if payment under any of our secured debt or the guarantors’ secured debt obligations is accelerated, the secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of our senior notes that are unsecured. As a result, the Notes and related guarantees are effectively subordinated to our and the guarantors’ secured indebtedness to the extent of the value of the assets securing that indebtedness or the amount of indebtedness secured by those assets. Therefore, the holders of the Notes may recover ratably less than the lenders of our secured debt in the event of our or the guarantors’ bankruptcy or liquidation. At June 30, 2004, assuming consummation of this offering, we would have had $4.9 billion of secured debt on a consolidated basis, of which $317.0 million would be secured debt of Xerox Corporation and the guarantors. However, in the future, we may be able to refinance our unsecured debt with secured debt, so the amount of assets available to unsecured creditors may decrease.

Your right to receive payments on the Notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

The Notes are required to be guaranteed on a senior basis by only those of our subsidiaries that are required to guarantee our outstanding 9¾% Senior Notes due 2009, 7 1/8% Senior Notes due 2010 and 7 5/8% Senior Notes due 2013 upon consummation of this offering. Assuming consummation of this offering, at June 30, 2004, our non-guarantor subsidiaries had approximately $7.3 billion of outstanding indebtedness. Our non-guarantor subsidiaries may incur substantial additional indebtedness. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us or the guarantors.

Federal and state statutes may allow courts to further subordinate or void the guarantees. Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee (1) issued the guarantee with the intent of hindering, delaying or defrauding any current or future creditor or contemplated insolvency with a design to favor one or more creditors to the total or partial exclusion of other creditors, or (2) received less than reasonably equivalent value or fair consideration for issuing its guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that neither we nor the guarantors are insolvent, have unreasonably small capital for the business in which we are engaged or have incurred debts beyond the ability of each of us to pay such debts as they mature. However, we cannot assure you as to what standard a court would apply in making such determination or that a court would agree with our conclusions in this regard.

We may not be able to purchase your Notes upon a change of control.

Upon the occurrence of specified “change of control” events, we will be required to offer to purchase each holder’s Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the Notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute an event of default under any of our future debt agreements. See “Description of Notes—Change of Control.”

An active trading market may not develop for the Notes.

The Notes are new securities for which there currently is no established market. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Although the underwriters have informed us that they currently intend to make a market in the Notes, they are not obligated to do so and any market may be discontinued at any time without notice. Accordingly, we cannot assure you as to the development or liquidity of any market for any of the Notes. See “Underwriting.”

Risks related to our business

We face significant competition and our failure to compete successfully could adversely affect our results of operations and financial condition.

We operate in an environment of significant competition, driven by rapid technological advances and the demands of customers to become more efficient. Our competitors range from large international companies to relatively small firms. Some of the large international companies have significant financial resources and compete with us globally to provide document processing products and services in each of the markets we serve. We compete primarily on the basis of technology, performance, price, quality, reliability, brand, distribution and customer service and support. Our success in future performance is largely dependent upon our ability to compete successfully in the markets we currently serve and to expand into additional market segments. To remain competitive, we must develop new products and services and periodically enhance our existing offerings. If we are unable to compete successfully, we could lose market share and important customers to our competitors and that could adversely affect our results of operations and financial condition.

We need to develop and expand the use of color printing and copying.

Increasing the proportion of pages which are printed in color and transitioning color pages currently produced on offset devices to Xerox technology represent key growth opportunities. A significant part of our strategy and ultimate success in this changing market is our ability to develop and market technology that produces color prints and copies quickly, easily, with high quality and at reduced cost. Our continuing success in this strategy depends on our ability to make the investments and commit the necessary resources in this highly competitive market, as well as the pace of color adoption by our existing and prospective customers. If we are unable to develop and market advanced and competitive color technologies, we may be unable to capture these opportunities and it could materially adversely affect our results of operations and financial condition.

If we fail to successfully develop new products and technologies, we may be unable to retain and gain customers and our revenues would be reduced.

The process of developing new high technology products and solutions is inherently complex and uncertain. It requires accurate anticipation of customers’ changing needs and emerging technological trends. We must make long-term investments and commit significant resources before knowing whether these investments will eventually result in products that achieve customer acceptance and generate the revenues required to provide desired returns. If we fail to accurately anticipate and meet our customers’ needs through the development of new products or if our new products are not widely accepted, we could lose our customers and that could materially adversely affect our results of operations and financial condition.

Our profitability is dependent upon our ability to obtain adequate pricing for our products and to improve our cost structure.

Our success depends on our ability to obtain adequate pricing for our products and services which provides a reasonable return to our shareholders. Depending on competitive market factors, future prices we obtain for our products and services may decline from historical levels. In addition, pricing actions to offset the effect of currency devaluations may not prove sufficient to offset further devaluations or may not hold in the face of customer resistance and/or competition. If we are unable to obtain adequate pricing for our products and services, it could materially adversely affect our results of operations and financial condition.

Our ability to sustain and improve profit margins is largely dependent on our ability to continue to improve the cost efficiency of our operations through such programs as Lean Six Sigma and, to a lesser extent, our ability to complete information technology initiatives. If we are unable to achieve productivity improvements through process re-engineering, design efficiency and supplier and manufacturing cost improvements, our ability to offset labor cost inflation, potential materials cost increases and competitive price pressures would be impaired, all of which could materially adversely affect our results of operations and financial condition.

We have outsourced approximately half of our overall worldwide manufacturing operations and face the risks associated with relying on third party manufactures and external suppliers.

Since 2001, we have outsourced approximately half of our overall worldwide manufacturing operations to Flextronics, Inc. This includes the sale of some of our manufacturing facilities to Flextronics, which has significantly reduced our internal manufacturing capability. Flextronics manufactures and supplies equipment and components, including electronic components, for the Office segment of our business. We expect to increase our purchases from Flextronics commensurate with our future sales. To the extent that we rely on Flextronics and other third party manufacturing relationships, we face the risk that they may not be able to develop manufacturing methods appropriate for our products, they may not be able to quickly respond to changes in customer demand for our products, they may not be able to obtain supplies and materials necessary for the manufacturing process, they may experience labor shortages and/or disruptions, manufacturing costs could be higher than planned and the reliability of our products could decline. If any of these risks were to be realized, and assuming similar third-party manufacturing relationships could not be established, we could experience an interruption in supply or an increase in costs that might result in our being unable to meet customer demand for our products, damage to relationships with our customers, and a reduction in our market share, all of which could materially adversely affect our results of operations and financial condition.

Our business, results of operations and financial condition may be negatively impacted by economic conditions abroad, including fluctuating foreign currencies and shifting regulatory schemes.

We derive approximately 45% of our revenue from operations outside of the United States. In addition, we manufacture or acquire many of our products and/or their components outside the United States. Our future revenue, cost and results from operations could be adversely affected by a number of factors, including changes in foreign currency exchange rates, as well as by a number of other factors, including changes in economic conditions from country to country, changes in a country’s political conditions, trade protection measures, licensing requirements and local tax issues. We generally hedge foreign currency denominated assets, liabilities and anticipated transactions primarily through the use of currency derivative contracts. The use of these derivative contracts tends to mitigate volatility in our results of operations, but does not completely eliminate the volatility. We do not, however, hedge the translation effect of revenues denominated in currencies where the local currency is the functional currency.

Our operating results may be negatively impacted by revenue trends.

Our ability to return to and maintain a consistent trend of revenue growth over the intermediate to longer term is largely dependent upon expansion of our worldwide equipment placements, as well as sales of services and supplies occurring after the initial equipment placement (post sale revenue) in the key growth markets of color and multi-function devices. We expect that revenue growth can be further enhanced through our consulting services in the areas of personalized and product life cycle communications, office and production services and document content and imaging. The ability to achieve growth in our equipment placements is subject to the successful implementation of our initiatives to provide advanced systems, industry-oriented global solutions and services for major customers, improved direct sales productivity and expand our indirect distribution channels in the face of global competition and pricing pressures. Our ability to increase post sale revenue is largely dependent on our ability to increase equipment placements, equipment utilization and color adoption. Equipment placements typically occur through leases with original terms of three to five years. There will be a lag between the increase in equipment placement and an increase in post sale revenues. The ability to grow our customers’ usage of our products may continue to be adversely impacted by the movement towards distributed printing and electronic substitutes and the impact of lower equipment placements in prior periods. If we are unable to return to and maintain a consistent trend of revenue growth, it could materially adversely affect our results of operations and financial condition.

Our current credit ratings result in higher borrowing costs, which in turn may affect our ability to fund our customer financing activities.

The long-term viability and profitability of our customer financing activities is dependent, in part, on our ability to borrow and the cost of borrowing in the credit markets. This ability and cost, in turn, is dependent on our credit ratings. Our access to the public debt markets is expected to be limited to the non-investment grade segment, which results in higher borrowing costs, until our credit ratings have been restored to investment grade. We are currently funding much of our customer financing activity through third-party financing arrangements, including several with GE in various geographies, cash generated from operations, cash on hand, capital markets offerings and securitizations. There is no assurance that we will be able to continue to fund our customer financing activity at present levels. We continue to negotiate and implement third-party financing programs and actively pursue alternative forms of financing including securitizations and secured borrowings. Our ability to continue to offer customer financing and be successful in the placement of equipment with customers is largely dependent upon maintaining our third party financing arrangements and, longer term, upon having our credit ratings restored to investment grade. If we are unable to continue to offer customer financing, it could materially adversely affect our results of operations and financial condition.

We need to maintain adequate liquidity in order to have sufficient cash to meet operating cash flow requirements and to repay maturing debt and other obligations. If we fail to comply with the covenants contained in our various borrowing agreements, it may adversely affect our liquidity, results of operations and financial condition.

Debt. We have and will continue to have a substantial amount of debt and other obligations. As of June 30, 2004, we had $10.3 billion of total debt ($4.3 billion of which is secured by finance receivables) and $1.8 billion of liabilities to trusts issuing preferred securities. Cash and cash equivalents were $2.5 billion at June 30, 2004. Our substantial debt and other obligations could have important consequences. For example, it could (i) increase our vulnerability to general adverse economic and industry conditions; (ii) limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements; (iii) increase our vulnerability to interest rate fluctuations because a portion of our debt has variable rates; (iv) require us to dedicate a substantial portion of our cash flows from operations to service debt and other obligations thereby reducing the availability of our cash flows from operations for other purposes; (v) limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; (vi) place us at a competitive disadvantage compared to our competitors that have less debt; and (vii) become due and payable upon a change in control. If new debt is added to our current debt levels, these related risks could increase.

Liquidity. Our liquidity is a function of our ability to successfully generate cash flow from an appropriate combination of efficient operations and improvements therein, financing from third parties, access to capital markets and securitizations of our finance receivables portfolios. With $2.5 billion of cash and cash equivalents on hand at June 30, 2004 and borrowing capacity under our 2003 Credit Facility of $700 million, less $15.0 million utilized for letters of credit, we believe our liquidity (including operating and other cash flows that we expect to generate) will be sufficient to meet operating requirements as they occur and to satisfy all scheduled debt maturities for at least the next twelve months; however, our ability to maintain sufficient liquidity going forward depends on our ability to generate cash from operations and access to the financial markets, both or which are subject to general economic, financial, competitive, legislative, regulatory and other market factors that are beyond our control.

The 2003 Credit Facility contains affirmative and negative covenants including limitations on: issuance of debt and preferred stock; investments and acquisitions; mergers; certain transactions with affiliates; creation of liens; asset transfers; hedging transaction; payment of dividends and certain other payments and intercompany loans. The 2003 Credit Facility contains financial maintenance covenants, including minimum EBITDA, as defined, maximum leverage (total adjusted debt divided by EBITDA), annual maximum capital expenditures limits and minimum consolidated net worth, as defined. The indentures governing our outstanding senior notes contain similar covenants. They do not, however, contain any financial maintenance covenants, except the fixed charge coverage ratio applicable to certain types of payments. Our U.S. Loan Agreement with GE (effective through 2010) relating to our vendor financing program (the “Loan Agreement”) provides for a series of monthly secured loans up to $5.0 billion outstanding at any time. As of June 30, 2004, $2.6 billion was outstanding under this Loan Agreement. The Loan Agreement, as well as similar loan agreements with GE in the U.K. and Canada, incorporates the financial maintenance covenants contained in the 2003 Credit Facility and contains other affirmative and negative covenants.

At June 30, 2004, we were in full compliance with the covenants and other provisions of the 2003 Credit Facility, the senior notes and the Loan Agreement and expect to remain in full compliance for at least the next twelve months. Any failure to be in compliance with any material provision or covenant of the 2003 Credit Facility or the senior notes could have a material adverse effect on our liquidity, results of operations and financial condition. Failure to be in compliance with the covenants in the Loan Agreement, including the financial maintenance covenants incorporated from the 2003 Credit Facility, would result in an event of termination under the Loan Agreement and in such case GE would not be required to make further loans to us. If GE were to make no further loans to us, and assuming a similar facility was not established, it would materially adversely affect our liquidity and out ability to fund our customers’ purchases of our equipment and this could materially adversely affect our results of operations.

Our business, results of operations and financial condition may be negatively impacted by legal and regulatory matters.

We have various contingent liabilities that are not reflected on our balance sheet, including those arising as a result of being involved in a variety of claims, lawsuits, investigations and proceedings concerning securities law, intellectual property law, environmental law, employment law and ERISA, as discussed in Note 10 to our Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, which is incorporated by reference herein. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of our other legal matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

USE OF PROCEEDS

The net proceeds to be received by us from the sale of the Notes after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $394 million. We intend to use such net proceeds for general corporate purposes.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of June 30, 2004, and as adjusted to give effect to this offering. The financial information identified as “Actual” was derived from our condensed consolidated financial statements as of such date. The “As Adjusted” data presented below gives effect to this offering as if it were consummated on June 30, 2004. You should read the information in this table together with our consolidated financial statements and related notes thereto, incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2004
	Actual	As Adjusted
	(Dollars in Millions)
Cash and cash equivalents	$2,542	$2,936

Debt maturing within one year(1)	$4,219	$4,219
Long-term debt(2)	$6,051	$6,051
Senior Notes due 2011	—	$400

Total debt	$10,270	$10,670

Liabilities to subsidiary trusts issuing preferred securities(3)	1,751	1,751

Common shareholder’s equity and preferred stock:
Series C mandatory convertible preferred stock	889	889
Common stock, par value $1.00 per share, 1.05 billion shares authorized 839,106,777 shares issued and outstanding	840	840
Additional paid-in capital	2,961	2,961
Retained earnings	1,726	1,726
Accumulated other comprehensive loss	(1,336)	(1,336)

Total common shareholders’ equity and preferred stock	5,080	5,080

Total capitalization	$17,101	$17,501

(1)	As of June 30, 2004, we had approximately $2.3 billion of debt obligations ($1.1 billion of which is secured) expected to be repaid during the remainder of 2004 and another $1.9 billion ($900 million of which is secured) maturing in the first six months of 2005.

(2)	For additional information with respect to our long-term debt and other obligations, see page S-51.

(3)	For additional information with respect to our liabilities to subsidiary trusts issuing preferred securities, see page S-55. The $1,751 million reflects a $1,067 million liability to Xerox Capital Trust II (“Trust II”), which includes a put option dated December 2004. The put option corresponds to an identical December 2004 put option held by investors of the Trust Preferred Securities, which were issued by Trust II in 2001. Our liability to the trust is classified as long-term in our financial statements as we have the intent and ability to convert the obligations to equity through the issuance of common shares if put to us in 2004.

DESCRIPTION OF THE NOTES

The Company will issue $400,000,000 aggregate principal amount of Senior Notes due 2011 (the “Notes”) pursuant to a supplemental indenture to be dated as of             , 2004 (the “Supplemental Indenture”) to an indenture dated as of June 25, 2003 (the “Indenture”), between itself and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee (the “Trustee”). References to the “Indenture” in this Description of the Notes include the Supplemental Indenture. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from the Underwriters or the Company. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, references to the “Company” include only Xerox Corporation and not its subsidiaries.

The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The Notes will be effectively subordinated to all secured debt of the Company and the Guarantors and structurally subordinated to the debt of Non-Guarantor Subsidiaries.

The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Company may change the Paying Agent and Registrar without notice to holders of the Notes (the “Holders”). It is expected that the Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate trust office. It is expected that at the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

Principal, Maturity and Interest

The Notes will mature on             , 2011. $400,000,000 in aggregate principal amount of the Notes will be issued in this offering. After the Issue Date, additional Notes (“Additional Notes”) may be issued from time to time, subject to the limitations set forth under “—Certain Covenants Not Applicable During Suspension Period—Limitation on Incurrence of Additional Indebtedness.” The Notes and any Additional Notes that are actually issued will be treated as a single class for all purposes under the Indenture, including, without limitation, as to waivers, amendments, redemptions and offers to purchase.

Interest on the Notes will accrue at the rate of     % per annum and will be payable semiannually in cash on each              and             , commencing on             , 2005, to the persons who are registered Holders at the close of business on the              or              immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the actual interest payment date.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will not be entitled to the benefit of any mandatory sinking fund.

Guarantees

The Notes are required to be guaranteed by only those Subsidiaries that are required to guarantee our outstanding 9 3/4% Senior Notes due 2009, 7 1/8% Senior Notes due 2010 and 7 5/8% Senior Notes due 2013 upon consummation of this offering. Our 9 3/4% Senior Notes due 2009, 7 1/8% Senior Notes due 2010 and 7 3/8% Senior Notes due 2013 are currently guaranteed by only Intelligent Electronics, Inc. and Xerox International Joint Marketing, Inc. See “—Certain Definitions, ‘Guarantor’” and the description of the Guarantors set forth below under “—Certain Covenants Applicable at All Times—Subsidiary Guarantees.” Each Guarantee is an unsecured senior obligation of the Guarantor, is effectively subordinated in right of payment to all existing and future secured debt of that Guarantor, is equal in right of payment with all existing and future unsecured senior debt of that Guarantor, and is senior in right of payment to all existing and future subordinated debt of that Guarantor.

As of June 30, 2004, on a pro forma basis giving effect to the Note offering, the Company would have had total secured debt of approximately $4.9 billion on a consolidated basis, of which approximately $317.0 million was secured debt of Xerox Corporation and the Guarantors. The Indenture permits us and the Guarantors to incur additional secured debt, subject to certain conditions.

Not all of our Subsidiaries guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of the Non-Guarantor Subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from the assets of those Subsidiaries before any assets are made available for distribution to us. Assuming the consummation of the offering of the Notes, our Guarantor Subsidiaries would represent in the aggregate approximately 0% of our consolidated revenues and 1% of our consolidated assets for the six months ended and as of June 30, 2004, respectively.

Optional Redemption

The Company may at any time and from time to time, at its option, redeem the outstanding Notes (in whole or in part) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on the Notes to the applicable redemption date, plus the applicable Make-Whole Premium (a “Note Redemption”); provided that in the case of any such redemption in part, at least 50% of the original principal amount of the Notes remains outstanding after giving effect to such redemption. The Company shall give not less than 30 nor more than 60 days notice to such redemption.

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1)  In compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

(2)  If the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

At any time and from time to time, prior to             , 2007, the Company may also redeem up to 35% of the aggregate principal amount of the Notes (including any Additional Notes) then outstanding with the net cash proceeds of one or more Public Equity Offerings, at a redemption price equal to     % of the principal amount, plus accrued and unpaid interest to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the aggregate principal amount of the Notes (including any Additional Notes) remains outstanding. Any such redemption shall be made within 90 days of the closing of such Public Equity Offering and upon not less than 30 nor more than 60 days’ prior notice.

Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (equal to $1,000 and integral multiples thereof) of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount of the Notes repurchased plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, or cause the Trustee to send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, there can be no assurance that the Company will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness which may in the future prohibit the offer.

Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. There can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect a Change of Control Offer. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

The “Change of Control” provisions described above will apply during any Suspension Period.

Suspension Period

During each Suspension Period, the provisions of the Indenture described under “Certain Covenants That Will Cease To Apply During Suspension Period” will not apply. The provisions of the Indenture described under “Certain Covenants Applicable at All Times” will apply at all times during any Suspension Period so long as any Notes remain outstanding thereunder.

“Suspension Period” means any period (a) beginning on the date that:

(1)  the Notes have Investment Grade Status; provided that prior to the assignment of the ratings contemplated by the definition of “Investment Grade Status,” the Company has advised Moody’s and S&P that the covenants under “Certain Covenants That Will Cease To Apply During Suspension Period” will not apply during such Suspension Period;

(2)  no Default or Event of Default has occurred and is continuing; and

(3)  the Company has delivered an Officers’ Certificate to the Trustee certifying that the conditions set forth in clauses (1) and (2) above are satisfied;

and (b) ending on the date (the “Reversion Date”) that the Notes cease to have the applicable ratings from both Moody’s and S&P specified in the definition of “Investment Grade Status.”

On each Reversion Date, all Indebtedness incurred during the Suspension Period prior to such Reversion Date will be deemed to have been outstanding on the Issue Date and classified as permitted under clause (4) of the definition of “Permitted Indebtedness.”

For purposes of calculating the amount available to be made as Restricted Payments under clause (iii) of the first paragraph of the “Limitation on Restricted Payments” covenant, calculations under that clause will be made with reference to December 31, 2001 as set forth in that clause. Accordingly, (x) Restricted Payments made during the Suspension Period not otherwise permitted pursuant to any of clauses (1) through (14) under the second paragraph under the “Limitation on Restricted Payments” covenant will reduce the amount available to be made as Restricted Payments under clause (iii) of such covenant; provided that such reduction by itself shall not cause the amount available to be made as Restricted Payments under clause (iii) of such covenant on the Reversion Date to be reduced to below an amount equal to $75.0 million per calendar year, provided further that such amount shall be pro rated only for the number of calendar days between the Reversion Date and the earlier of (A) the end of the calendar year in which the Reversion Date occurs and (B) the Notes maturity date and (y) the items specified in subclauses (v) through (z) of clause (iii) of such covenant that occur during the Suspension Period will increase the amount available to be made as Restricted Payments under clause (iii) of such covenant. Any Restricted Payments made during the Suspension Period that (i) are of the type described in clauses (4), (8), (12) or (13) under the second paragraph of the “Limitations on Restricted Payments” covenant or (ii) that would have been made pursuant to clause (14) of the second paragraph under such covenant if such covenant were then applicable shall reduce the amounts permitted to be incurred under such clause (4), (12), (13) or (14), as the case may be, on the Reversion Date.

For purposes of the “Limitation on Asset Sales” covenant, on the Reversion Date, the unutilized Net Proceeds Offer Amount will be reset to zero.

Certain Covenants That Will Cease To Apply During Suspension Period

Set forth below are summaries of certain covenants contained in the Indenture that will apply at all times except during any Suspension Period.

Limitation on Incurrence of Additional Indebtedness.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company or any Finance SPE may incur Indebtedness (including, without limitation, Acquired Indebtedness), if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.25 to 1.0.

(b)  The Company will not, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company.

Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)  declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s or any Restricted Subsidiary’s Capital Stock to holders of such Capital Stock in their capacity as such, other than dividends, payments or distributions payable to the Company or any Restricted Subsidiary of the Company (and, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, dividends or distributions payable to the other equity holders of such Restricted Subsidiary on a pro rata basis);

(2)  purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary (other than (x) in exchange for Qualified Capital Stock of the Company, or (y) Capital Stock of a Restricted Subsidiary held by the Company or another Restricted Subsidiary) or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock or make any payments with respect to Synthetic Purchase Agreements;

(3)  make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4)  make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”) (and for the avoidance of doubt, Permitted Investments shall not be Restricted Payments), if at the time of such Restricted Payment or immediately after giving effect thereto,

(i)  a Default or an Event of Default shall have occurred and be continuing; or

(ii)  the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to December 31, 2001 (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Company) shall exceed the sum, without duplication (the “Restricted Payments Basket”), of:

(u)  50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to December 31, 2001 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus

(v)  100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to December 31, 2001 and on or prior to the Reference Date of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock); plus

(w)  100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock; plus

(x)  100% of the aggregate settlement value of Qualified Capital Stock issued by the Company in respect of the settlement of pending or threatened litigation; plus

(y)  the amount by which Indebtedness of the Company (other than the Convertible Subordinated Debentures) is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to December 31, 2001 of such Indebtedness for Qualified Capital Stock of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); plus

(z)  without duplication, the sum of:

(1)  the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to December 31, 2001 whether through interest payments, principal payments, dividends or other distributions or payments;

(2)  the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to December 31, 2001.

Notwithstanding the foregoing, the provisions set forth in the preceding paragraphs do not prohibit:

(1)  the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2)  the acquisition of any shares of Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3)  the repurchase, redemption or other repayment of any Subordinated Indebtedness or Preferred Stock permitted to be issued pursuant to clause (2) of the definition of “Permitted Indebtedness” either (i) solely in exchange for shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company or other Subordinated Indebtedness of the Company that is Refinancing Indebtedness, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) other Subordinated Indebtedness of the Company that is Refinancing Indebtedness;

(4)  (x) the repurchase or other acquisition of shares of Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any such Qualified Capital Stock, from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Qualified Capital Stock or (y) the redemption or repayment of any outstanding de minimis Subordinated Indebtedness; provided that the aggregate amount paid under clauses (x) and (y) combined does not exceed $25.0 million since January 17, 2002;

(5)  the declaration and payment of dividends or distributions by the Company or any of its Restricted Subsidiaries on Preferred Stock so long as (a) no Event of Default has occurred and is continuing, (b) such Preferred Stock is otherwise permitted to be issued under the Indenture and (c) such dividends or distributions are included in Consolidated Fixed Charges;

(6)  the redemption of Preferred Stock of the Company or any Restricted Subsidiary (other than the Convertible Trust Preferred Securities) outstanding as of the Issue Date at any final scheduled or other mandatory redemption date thereof as in effect on the Issue Date;

(7)  any repurchase of the Convertible Trust Preferred Securities upon the exercise by the holders thereof of any right to require such Restricted Subsidiary to purchase such securities through the application of the net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of an issuance of, or solely in exchange for, either (x) junior subordinated debentures of the Company that are subordinated to the Notes pursuant to a written agreement that is, taken as a whole, no less restrictive to the holders of such junior subordinated debentures than the subordination terms of the junior subordinated debentures into which such Convertible Trust Preferred Securities are exchangeable and have a maturity (including pursuant to any sinking fund obligation, mandatory redemption or right of repurchase at the option of the holder or otherwise) no earlier that the final maturity of the Notes and that have the benefit of covenants that are, taken as a whole, no more restrictive than the covenants in the Indenture or (y) Qualified Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of Qualified Capital Stock of the Company;

(8)  upon the occurrence of a Change of Control and after the completion of the offer to repurchase of the Notes as described under “Change of Control” above (including the purchase of all Notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Subordinated Indebtedness required under the terms of such Subordinated Indebtedness as a result of such Change of Control;

(9)  payments to holders of Capital Stock (or to the holders of Indebtedness or Disqualified Capital Stock that is convertible into or exchangeable for Capital Stock upon such conversion or exchange) in lieu of the issuance of fractional shares;

(10)  the payment of consideration by a Person other than the Company or a Subsidiary to equity holders of the Company;

(11)  the transactions with any Person (including any Affiliate of the Company) described in clause (1) of the third paragraph of the “Transaction with Affiliates” covenant and the funding of any obligations in connection therewith;

(12)  (a) the repurchase or redemption by any Restricted Subsidiary of its own Capital Stock or the purchase by the Company of the Capital Stock of any Restricted Subsidiary in order to acquire all or a portion of the minority interest in such Restricted Subsidiary and (b) Investments in a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary, in order to (i) maintain the Company’s present direct or indirect ownership percentage in such Restricted Subsidiary in the event of a mandatory capital call or (ii) acquire all or a portion of the minority interest in such Restricted Subsidiary; provided that the amount of all Restricted Payments made pursuant to this clause (12) in Restricted Subsidiaries that have not at any time become 100% directly or indirectly owned by the Company, does not exceed $75.0 million in the aggregate since the Issue Date;

(13) mandatory prepayments of Subordinated Indebtedness;

(14) payments in respect of Subordinated Indebtedness, the payment of which has been accelerated, in an amount taken together with all other payments made pursuant to this clause (14) since the Issue Date not to exceed $75.0 million; and

(15)  other Restricted Payments in an aggregate amount which, when taken together with all other Restricted Payments pursuant to this clause (15), does not exceed $35.0 million.

In determining the aggregate amount of Restricted Payments made subsequent to January 1, 2002 in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses (1), (4), (12), (13) and (14) of the immediately preceding paragraph shall be included in such calculation. No issuance and sale of Qualified Capital Stock pursuant to clause (2) or (3) of the immediately preceding paragraph shall increase the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect the transactions described therein.

As of June 30, 2004, the Company had $1,872 million of capacity under clause (iii) of the first paragraph of this covenant with which to make Restricted Payments.

Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)  the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company or such Restricted Subsidiary);

(2)  at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents (provided that the amount of any Pari Passu Indebtedness or other unsubordinated liability of the Company or any Indebtedness or other liability of a Restricted Subsidiary that is assumed by the transferee of any such assets shall be deemed to be cash for the purposes of this provision); and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof:

(a)  (i) to repurchase or otherwise acquire any Pari Passu Indebtedness pursuant to any exercise by the holders thereof of the right to require the issuer thereof to repurchase or acquire such Pari Passu Indebtedness prior to its scheduled maturity or scheduled repayment, (ii) to prepay, repay, repurchase, redeem, defease or otherwise acquire or retire for value, on or prior to any scheduled maturity, repayment or amortization that portion of Pari Passu Indebtedness of the Company to the extent that such Pari Passu Indebtedness has a stated maturity, scheduled repayment or amortization that has or will become due prior to the final stated maturity of the Notes, (iii) any Pari Passu Indebtedness under the Credit Agreement (other than Capital Markets Debt), or (iv) any Indebtedness of a Restricted Subsidiary; provided that, in each case under this clause (a), if such Pari Passu Indebtedness was borrowed under the revolving portion of any credit facility, then a permanent reduction in the availability under the revolving portion of such credit facility will be effected;

(b)  to make an investment in or expenditures for properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock of any entity) that will be used in the business of the Company and its Subsidiaries or in businesses reasonably related thereto (“Replacement Assets”) or to fund the cash portion of the Business Effectiveness Actions; and/or

(c)  a combination of prepayment and investment permitted by the foregoing subclauses (3)(a) and (3)(b);

provided that, notwithstanding the preceding provisions of this clause (3), if the Company or any Restricted Subsidiary:

(i)  enters into any letter of intent, memorandum of understanding, agreement or other instrument (each, an “Asset Sales Agreement”) after the Issue Date that contemplates one or more Asset Sales by the Company or such Restricted Subsidiary, and

(ii)  after the date of such Asset Sale Agreement and within 365 days immediately prior to the consummation of the Asset Sale(s) pursuant thereto, has applied any cash or Cash Equivalents (other than Net Cash Proceeds from any other Asset Sale) (“Applied Cash”) in any manner permitted by subclause 3(a), 3(b) or 3(c) above, then the amount of Net Cash Proceeds relating to such Asset Sale(s) up to the amount of Applied Cash shall be deemed to have been applied by the Company or such Restricted Subsidiary in accordance with the provisions of this clause (3).

Pending the application of any Net Cash Proceeds required by this covenant, the Company or such Restricted Subsidiary may temporarily reduce any short-term loans or any Indebtedness under the revolving portion of any credit facility, including without limitation, under the Credit Agreement, and such temporary reductions shall not result in any permanent reduction in the availability under the revolving portion of such credit facility.

On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in subclauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in subclauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph or deemed to have been applied pursuant to the proviso to clause (3) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders (and holders of other Pari Passu Indebtedness of the Company to the extent required by the terms thereof) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of other Pari Passu Indebtedness of the Company to the extent required by the terms thereof) on a pro rata basis, that amount of Notes (and other Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $75.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $75.0 million, shall be applied as required pursuant to this paragraph).

Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that:

(1)  at least 75% of the consideration for such Asset Sale constitutes Replacement Assets; and

(2)  such Asset Sale is for fair market value; provided that any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the first two paragraphs of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 45 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent the aggregate principal amount of Notes and other Pari Passu Indebtedness properly tendered exceeds the Net Proceeds Offer Amount, the tendered Notes and other Pari Passu Indebtedness will be purchased on a pro rata basis based on the amount of Notes and other Pari Passu Indebtedness tendered. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

After consummation of any Net Proceeds Offer, any Net Proceeds Offer Amount not applied to any such purchase may be used by the Company for any purpose permitted by the other provisions of the Indenture.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual, encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1)  pay dividends or make any other distributions on or in respect of its Capital Stock to the Company or any Restricted Subsidiary;

(2)  make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3)  transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of:

(a)  applicable law, rules, regulations and/or orders;

(b)  the Indenture (including, without limitation, any Liens permitted by the Indenture);

(c)  customary non-assignment provisions of any contract, or any lease or license governing a leasehold interest, of any Restricted Subsidiary of the Company;

(d)  any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired or any Subsidiary of such Person;

(e)  agreements or instruments existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive (as determined in the good faith judgment of the Company) in any material respect, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreements or instruments as in effect on the Issue Date;

(f)  the Credit Agreement;

(g)  Purchase Money Indebtedness incurred in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant that impose restrictions of the nature described in clause (3) above on the property acquired;

(h)  any agreement relating to Indebtedness of a Restricted Subsidiary permitted to be incurred under the “Limitation on Incurrence of Additional Indebtedness” covenant;

(i)  restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(j)  any encumbrance or restriction existing under or by reason of contractual requirements in connection with the Third-Party Vendor Financing Program or any Qualified Receivables Transaction;

(k)  pursuant to any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets or distributions pending consummation of the subject transaction;

(l)  in the case of clause (3) of the first paragraph of this covenant, any encumbrance or restriction (a) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, or similar contract, (b) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any

Restricted Subsidiary not otherwise prohibited by the Indenture, or (c) contained in security agreements securing Indebtedness of any Restricted Subsidiary to the extent permitted by the Indenture and such encumbrance or restrictions restrict the transfer of the property subject to such security agreements;

(m)  an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e), (g), (h) or (j) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no more restrictive in any material respect than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e), (g), (h) or (j) as determined by the Company; and

(n)  agreements or instruments, including, without limitation, joint venture agreements entered into to facilitate the Business Effectiveness Actions or in connection with Permitted Joint Venture Investments.

Limitations on Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with any of its Affiliates (each, an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the third paragraph of this covenant and (y) Affiliate Transactions on terms that are no less favorable in any material respect than those that might reasonably have been obtained, in the good faith judgment of the Board of Directors of the Company or the Restricted Subsidiary, as the case may be, in a comparable transaction at such time on an arm’s length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

Each Affiliate Transaction (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $20.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions.

The foregoing paragraphs shall not apply to:

(1)  any employment agreement, collective bargaining agreement, employee benefit plan, related trust agreement or any similar arrangement, payment of compensation and fees to, and indemnity provided on behalf of, any present or former employees, officers, directors or consultants, maintenance of benefit programs or arrangements for any present or former employees, officers or directors, including vacation plans, health and life insurance plans, deferred compensation plans, and retirement or savings plan and similar plans, and loans and advances to any present or former employees, officers, directors, consultants and shareholders, in each case entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be;

(2)  transactions exclusively between or among the Company and any of its Restricted Subsidiaries or any joint venture in which the Company has a Permitted Joint Venture Investment or exclusively between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture;

(3)  any agreement, instrument or arrangement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as determined by the Company;

(4)  Permitted Investments and Restricted Payments permitted by the Indenture;

(5)  the issuance or sale of any Capital Stock (other than Disqualified Capital Stock) of the Company; and

(6)  Permitted Joint Venture Investments and any other transactions contemplated by or to facilitate the Business Effectiveness Actions.

Certain Covenants Applicable at All Times

Set forth below are summaries of certain covenants contained in the Indenture that, except as expressly indicated, will apply at all times so long as any Notes remain outstanding.

Limitation on Liens.    The Company will not create or suffer to exist, or permit any of its Specified Subsidiaries to create or suffer to exist, any Lien, or any other type of preferential arrangement, upon or with respect to any of its properties (other than “margin stock” as that term is defined in Regulation U issued by the Board of Governors of the Federal Reserve System), whether now owned or hereafter acquired, or assign, or permit any of its Specified Subsidiaries to assign, any right to receive income, in each case to secure any Indebtedness (other than Indebtedness described in clauses (5) and (8) of the definition of “Indebtedness” herein) without making effective provision whereby all of the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Specified Subsidiary then existing or thereafter created which is not subordinate to the Notes) shall be equally and ratably secured with the Indebtedness secured by such security (provided that any Lien created for the benefit of the Holders of the Notes pursuant to this sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that resulted in such provision becoming applicable, unless a Default or Event of Default shall then be continuing); provided, however, that the Company or its Specified Subsidiaries may create or suffer to exist any Lien or preferential arrangement of any kind in, of or upon any of the properties or assets of the Company or its Specified Subsidiaries to secure Indebtedness if upon creation of such Lien or arrangement and after giving effect thereto, the aggregate principal amount of Indebtedness secured by Liens would not exceed the greater of (i) $2.0 billion and (ii) 20% of the Consolidated Net Worth of the Company; and provided, further, that the foregoing restrictions or limitations shall not apply to any of the following:

(1)  deposits, liens or pledges arising in the ordinary course of business to enable the Company or any of its Specified Subsidiaries to exercise any privilege or license or to secure payments of workers’ compensation or unemployment insurance, or to secure the performance of bids, tenders, leases, contracts (other than for the payment of borrowed money) or statutory landlords’ liens or to secure public or statutory obligations or surety, stay or appeal bonds, or other similar deposits or pledges made in the ordinary course of business;

(2)  Liens imposed by law or other similar Liens, if arising in the ordinary course of business, such as mechanic’s, materialman’s, workman’s, repairman’s or carrier’s liens, or deposits or pledges in the ordinary course of business to obtain the release of such Liens;

(3)  Liens arising out of judgments or awards against the Company or any of its Specified Subsidiaries in an aggregate amount not to exceed at any time outstanding under this clause (3) the greater of (a) 15% of the Consolidated Net Worth of the Company or (b) the minimum amount which, if subtracted from such Consolidated Net Worth, would reduce such Consolidated Net Worth below $3.2 billion and, in each case, with respect to which the Company or such Specified Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, or Liens for the purpose of obtaining a stay or discharge in the course of any legal proceedings;

(4)  Liens for taxes if such taxes are not delinquent or thereafter can be paid without penalty, or are being contested in good faith by appropriate proceedings, or minor survey exceptions or minor encumbrances, easements or restrictions which do not in the aggregate materially detract from the value of the property so encumbered or restricted or materially impair their use in the operation of the business of the Company or any Specified Subsidiary owning such property;

(5)  Liens in favor of any government or department or agency thereof or in favor of a prime contractor under a government contract and resulting from the acceptance of progress or partial payments under government contracts or subcontracts thereunder;

(6)  Liens existing on December 1, 1991;

(7)  purchase money liens or security interests in property acquired or held by the Company or any Specified Subsidiary in the ordinary course of business to secure the purchase price thereof or Indebtedness incurred to finance the acquisition thereof;

(8)  Liens existing on property at the time of its acquisition;

(9)  the rights of Xerox Credit Corporation relating to a certain reserve account established pursuant to an operating agreement dated as of November 1, 1980, between the Company and Xerox Credit Corporation;

(10)  the replacement, extension or renewal of any of the foregoing; and

(11)  Liens on any assets of any Specified Subsidiary of up to $500.0 million incurred since December 1, 1991 in connection with the sale or assignment of assets of such Specified Subsidiary for cash where the proceeds are applied to repayment of Indebtedness of such Specified Subsidiary and/or invested by such Specified Subsidiary in assets which would be reflected as receivables on the balance sheet of such Specified Subsidiary.

In addition, if after January 17, 2002 any Capital Markets Debt of the Company or any Restricted Subsidiary becomes secured by a Lien pursuant to any provision similar to the covenant in the immediately preceding paragraph, then, for so long as such Capital Markets Debt of the Company is secured by such Lien (and provided that any Lien created for the benefit of the Holders of the Notes pursuant to this sentence shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that resulted in the imposition of the Lien hereunder):

(1)  in the case of a Lien securing Subordinated Indebtedness, the Notes shall be secured by a Lien on the same property as such Lien that is senior in priority to such Lien; and

(2)  in all other cases, the Notes shall be equally and ratably secured by a Lien on the same property as such Lien.

Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1)  either:

(a)  the Company shall be the surviving or continuing corporation; or

(b)  the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x)  shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y)  shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;

(2)  if such transaction or series of related transactions occurs other than during a Suspension Period, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall either (x) be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph under the “Limitation on Incurrence of Additional Indebtedness” covenant or (y) shall have a Consolidated Fixed Charge Coverage Ratio immediately after such transaction or series of related transactions equal to or greater than the Company’s Consolidated Fixed Charge Coverage Ratio immediately prior to such transaction or series of related transactions;

(3)  immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4)  the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Notwithstanding the foregoing, the Company need not comply with clause (2) of the first paragraph of this covenant in connection with (x) a sale assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Wholly Owned Restricted Subsidiaries or (y) any merger of the Company with or into any Wholly Owned Restricted Subsidiary or (z) a merger by the Company with an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction.

Subsidiary Guarantees.    If on or after January 17, 2002:

(a)  any other Capital Market Debt of the Company is or becomes guaranteed by any Restricted Subsidiary of the Company, or

(b)  any one or more Wholly Owned Domestic Restricted Subsidiaries (singly or in the aggregate) would at the end of any fiscal quarter constitute a Significant Subsidiary (which term for the purposes of this covenant entitled “Subsidiary Guarantees” shall be limited to any Person that satisfies only the asset criteria set forth in clauses (1) and (2) of paragraph (w) of Rule 1.02 of Regulation S-X under the Exchange Act) (other than (i) Xerox Financial Services, Inc. and each of its Subsidiaries (other than Xerox Credit Corporation) for so long as its respective business is conducted in a manner similar to that on January 17, 2002, (ii) Xerox Credit Corporation or any other Restricted Subsidiary of the Company, in each case so long as it is primarily a special purpose financing vehicle of the Company or its Restricted Subsidiaries (a “Financing Subsidiary”) or any holding company whose principal asset is Capital Stock of a Financing

Subsidiary or (iii) any Domestic Restricted Subsidiary so long as its primary asset is Capital Stock of one or more Foreign Subsidiaries and/or its primary asset is Indebtedness of one or more Foreign Subsidiaries or any combination of the foregoing), then, if such Restricted Subsidiary is not already a Guarantor, the Company shall cause, in the case of (a), such Restricted Subsidiary that is guaranteeing Company Capital Markets Debt, and, in the case of (b), such Domestic Restricted Subsidiar(ies), to execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Person shall fully and unconditionally guarantee all the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture.

Any Guarantee executed pursuant to clause (a) of the immediately preceding paragraph (including, without limitation, any guarantee of the notes issued as of the Issue Date) shall provide by its terms that such Guarantee shall be automatically and unconditionally released upon the release of the guarantee that resulted in such clause (a) becoming applicable (other than by reason of payment under such guarantee) so long as such Restricted Subsidiary is not at such time guaranteeing any other Capital Markets Debt of the Company and no Default or Event of Default is then continuing. In addition, any Guarantee executed pursuant either to clause (a) or clause (b) of the immediately preceding paragraph shall provide by its terms that such Guarantee shall be automatically and unconditionally released upon: (i) the designation of the Restricted Subsidiary that gave such Guarantee as an Unrestricted Subsidiary in compliance with the provisions of the Notes or (ii) any transaction, including without limitation, any sale, exchange or transfer, to any Person not an Affiliate of the Company, of the Company’s Capital Stock in, or all or substantially all the property of, such Restricted Subsidiary, which transaction is in compliance with the terms of the Indenture, and which results in the Restricted Subsidiary that gave such Guarantee ceasing to be a Subsidiary of the Company and, in the case of either clause (i) or clause (ii), such Restricted Subsidiary is released from all guarantees, if any, by it of other Capital Markets Debt of the Company.

Notwithstanding the foregoing, the Company shall have the right to cause any Restricted Subsidiary to execute a Guarantee in respect of the Company’s obligations under the Notes; provided that such Restricted Subsidiary shall execute and deliver to the Trustee a supplemental indenture in a form reasonably satisfactory to the Trustee in respect of such Guarantee.

Reports to Holders.    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file a copy of the following information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing, in which case the Company shall furnish such information and reports to Holders):

(1)  all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by the Company’s Independent Registered Public Accounting Firm; and

(2)  all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

Events of Default

The following events are defined in the Indenture as “Events of Default” with respect to a series of Notes:

(1)  the failure to pay interest on Notes of such series when the same becomes due and payable and the default continues for a continuous period of 30 days;

(2)  the failure to pay the principal on Notes of such series, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes of such series tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)  a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 90 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes of such series (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4)  the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $50.0 million or more at any time;

(5)  one or more judgments for the payment of money in an aggregate amount in excess of the lesser of (i) $75.0 million or (ii) the highest amount of one or more judgments that would result in a Default or an Event of Default under any other indenture pursuant to which the Company or any of its Restricted Subsidiaries has issued Capital Markets Debt (in each case excluding any amounts adequately covered by insurance from a solvent and unaffiliated insurance company), shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 90 days after such judgment or judgments become final and non-appealable;

(6)  any Guarantee of any Guarantor ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor from its Guarantee in accordance with the terms of the Indenture and such Guarantee); or

(7)  certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes of the affected series under the Indenture may declare the principal of and accrued interest on all the Notes of such series under the Indenture to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable. If an Event of Default specified in clause (7) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to a series of Notes as described in the preceding paragraph, the Holders of a majority in principal amount of Notes of such series under the Indenture may rescind and cancel such declaration and its consequences:

(1)  if the rescission would not conflict with any judgment or decree;

(2)  if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3)  to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4)  if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes of the affected series under the Indenture may waive any existing Default or Event of Default under such series, and its consequences, except a default in the payment of the principal of or interest on any Notes of such series.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes of any affected series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its and the Guarantors’ obligations discharged with respect to any series of the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such series of outstanding Notes, except for:

(1)  the rights of Holders of such series to receive payments in respect of the principal of, premium, if any, and interest on such series of Notes when such payments are due from the trust fund referred to below;

(2)  the Company’s obligations with respect to such series of Notes concerning issuing temporary Notes, issuing Notes to replace mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3)  the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants (other than, among others, the covenant to make payments in respect of the principal, premium, if any, and interest on the Notes) that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Notes. The Company may exercise its Legal Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)  the Company must irrevocably deposit with the Trustee, in trust for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the applicable Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2)  in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a)  the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b)  since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the applicable Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the applicable Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)  no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5)  such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)  the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7)  the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8)  certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of transfer or exchange of the applicable Notes, as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when:

(1)  either:

(a)  all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)  all Notes not theretofore delivered to the Trustee for cancellation have become due and payable within one year or as a result of a mailing of a notice of redemption and the Company has irrevocably deposited or caused to be deposited with the Trustee cash or non-callable U.S. government obligations or a combination thereof in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)  the Company has paid all other sums payable under the Indenture by the Company; and

(3)  the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, complying with the covenant described under “—Certain Covenants Applicable at All Times—Merger, Consolidation and Sale of Assets,” complying with any requirement of the Commission in connection with qualifying, or maintaining the qualification of, the Indenture under the TIA and making any change that does not adversely affect the rights of any Holder of the Notes in any material respect. Other modifications and amendments of the Indenture as it applies to a series of Notes may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes of such series, except that, without the consent of each Holder affected thereby, no amendment may:

(1)  reduce the amount of Notes whose Holders must consent to an amendment;

(2)  reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(3)  reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4)  make any Notes payable in money other than that stated in the Notes;

(5)  make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6)  after the Company’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or, after such Change of Control has occurred, modify any of the provisions or definitions with respect thereto; provided, that for purposes of this provision, a Change of Control shall not be deemed to have occurred upon the entering into or execution of any agreement or instrument notwithstanding that the consummation of the transactions contemplated by such agreement or instrument would result in a Change of Control as defined in the Indenture if such agreement or instrument expressly provides that it shall be a condition to closing thereunder that the Holders of the Notes shall have waived the Change of Control on or prior to such closing unless and until such condition is waived by the parties to such agreement or instrument or the Change of Control has actually occurred;

(7)  release any Guarantor from its Guarantee except as provided in the Indenture; or

(8)  modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the Holders.

Governing Law

The Indenture will provide that it, the Notes and Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in them by the Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should any Trustee become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquire any conflicting interest as described in the TIA, they must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or assumed in connection with the acquisition of property or assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than (i) in the ordinary course of business or (ii) any transaction or series of related transactions involving aggregate consideration (other than Qualified Capital Stock) of $100.0 million or less.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary); or (2) any other property or assets of the Company or any

Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of up to $25.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company in accordance with and as permitted by the “Merger, Consolidation and Sale of Assets” covenant; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (d) the sale, lease, conveyance, disposition or other transfer of any Capital Stock or other ownership interest in or assets or property of an Unrestricted Subsidiary or a Person which is not a Subsidiary pursuant to any foreclosure of assets or other remedy provided by applicable law to a creditor of the Company or any Subsidiary of the Company with a Lien on such assets, which Lien is permitted under the Indenture; provided that such foreclosure or other remedy is conducted in a commercially reasonable manner or in accordance with any bankruptcy law; (e) a disposition of obsolete or worn out property or property that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries; (f) the discounting or compromising by the Company or any Restricted Subsidiary for less than the face value thereof of notes or accounts receivable in order to resolve disputes that occur in the ordinary course of business and not in connection with a factoring or financing transaction; and (g) for purposes of clauses (1) and (2) of the first paragraph of the “Limitation on Asset Sales” covenant only, any disposition, sale or transfer of property or assets that are part of the Business Effectiveness Actions.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Effectiveness Actions” means (a) the Third-Party Vendor Financing Program, including the creation and maintenance of joint ventures in furtherance thereof (including Xerox Capital Services, LLC), (b) the outsourcing of manufacturing activities, including transfers and closings of any related manufacturing sites, offices or other real property or assets and the creation and maintenance of joint ventures in furtherance thereof, (c) transfers of assets related to the SOHO business, (d) deployment of, and transition to, a “distributor” model in the “Developing Markets Operations” or other markets outside North America pursuant to which the Company or any of its Subsidiaries’ products or services, or any receivables relating to any thereof, would be sold or disposed of to third-party vendors or any other Person, including transfers of offices, equipment and real estate relating to such markets and the creation and maintenance of joint ventures in furtherance thereof; (e) the following types of transactions in respect of research and development and intellectual property of the Company and its Subsidiaries: (i) the creation of IP Companies, whether alone or with third parties, (ii) the transfer of assets of, or Capital Stock in, any IP Company, (iii) the transfer to any IP Company of any offices, real property, equipment or other tangible assets relating to the business of the applicable IP Company and (iv) the transfer to any IP Company of intellectual property; provided that the terms of any such transfer pursuant to this clause (e)(iv) do not restrict in any material manner the ability of the Company and its Subsidiaries to utilize any such intellectual property that is material to the production or office businesses of the Company and its Subsidiaries and, where ownership of such intellectual property is transferred to any IP Company by the Company or any of its Subsidiaries, all rights (if any) of the Company or any of its Subsidiaries to use such intellectual property are evidenced by a license or other agreement that in no event shall include any transfer of ownership of the “Xerox” name, and (f) to the extent not covered in clause (a), (b), (c), (d) or (e) above, charges relating to cost reduction initiatives or measures relating to workforce reductions.

“Capital Markets Debt” means any Indebtedness that is a security (other than syndicated commercial loans) that is eligible for resale in the United States pursuant to Rule 144A under the Securities Act or outside the United States pursuant to Regulation S of the Securities Act or a security (other than syndicated commercial loans) that is sold or subject to resale pursuant to a registration statement under the Securities Act.

“Capital Stock” means:

(1)  with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

(2)  with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1)  marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or the government of any Eligible Jurisdiction or issued by any agency thereof and backed by the full faith and credit of such government, in each case maturing within one year from the date of acquisition thereof;

(2)  marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3)  commercial paper and other securities maturing no more than one year from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 from S&P or at least P-2 from Moody’s;

(4)  certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any Eligible Jurisdiction or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $100.0 million;

(5)  repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6)  investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1)  any “person,” including its affiliates and associates, other than the Company, its Subsidiaries or the Company’s or such Subsidiaries’ employee benefit plans, or any “group” files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person or group has become the “beneficial owner” of 50% or more of the combined voting power of the Company’s Capital Stock or other Capital Stock into which the Company’s Common Stock is reclassified or changed, with certain exceptions having ordinary power to elect directors, or has the power to, directly or indirectly, elect managers, trustees or a majority of the members of the Company’s Board of Directors;

(2)  there shall be consummated any share exchange, consolidation or merger of the Company pursuant to which the Company’s Common Stock would be converted into cash, securities or other property, or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, in each case other than pursuant to a share exchange, consolidation or merger of the Company in which the holders of the Company’s Common Stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of Capital Stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger; or

(3)  the Company is dissolved or liquidated.

For purposes of this Change of Control definition:

•	“person” or “group” has the meaning given to it for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the Indenture; and

•	the number of shares of the Company’s voting stock outstanding will be deemed to include, in addition to all outstanding shares of the Company’s voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the Change of Control determination is being made, all unissued shares deemed to be held by all other persons.

“Commission” means the Securities and Exchange Commission.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on January 17, 2002 or issued thereafter, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP (without duplication), of:

(1)  Consolidated Net Income; and

(2)  to the extent Consolidated Net Income has been reduced thereby:

(a)  all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, or nonrecurring gains or losses, taxes attributable to Asset Sales and taxes attributable to discontinued operations);

(b)  Consolidated Fixed Charges; and

(c)  Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2)  any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness, without duplication, as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges”:

(1)  for purposes of determining the numerator (but not the denominator) of this “Consolidated Fixed Charge Coverage Ratio,” interest income determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter, shall be deemed to have accrued at a fixed rate per annum equal to the applicable rate of interest in effect on the Transaction Date;

(2)  for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”, interest on outstanding Indebtedness, determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter, shall be deemed to have accrued at a fixed rate per annum equal to the applicable rate of interest in effect on the Transaction Date; and

(3)  notwithstanding clause (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)  Consolidated Interest Expense; plus

(2)  the amount of all dividends on any series of Preferred Stock of such Person and its Restricted Subsidiaries paid, declared or accrued during such period multiplied, to the extent such dividend payments are not otherwise a deduction to such Person’s federal income tax liabilities by a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, total interest expense (including that portion attributable to Capital Lease Obligations in accordance with GAAP) of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in conformity with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

(1)  after-tax gains or losses from Asset Sales or abandonments or reserves relating thereto;

(2)  after-tax items classified as extraordinary or nonrecurring gains or losses;

(3)  the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4)  the net income of any other Person, other than a Restricted Subsidiary of the referent Person, joint ventures described in the definition of “Permitted Joint Venture Investments” and any joint ventures in which the Company or any Restricted Subsidiary is a party that exists as of January 17, 2002, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

(5)  after-tax income or loss attributable to discontinued operations; and

(6)  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

For purposes of determining the Consolidated Fixed Charge Coverage Ratio only, any loss, charge or cost attributable to the Business Effectiveness Actions shall be excluded, provided that any loss, charge or cost described in clause (f) of the definition of Business Effectiveness Actions shall be so excluded only to the extent it is non-cash.

“Consolidated Net Worth” means, at any time, as to a given entity (a) the sum of the amounts appearing on the latest consolidated balance sheet of such entity and its Subsidiaries, prepared in accordance with generally accepted accounting principles consistently applied, as (i) the par or stated value of all outstanding Capital Stock (including preferred stock), (ii) capital paid-in and earned surplus or earnings retained in the business plus or minus cumulative transaction adjustments, (iii) any unappropriated surplus reserves, (iv) any net unrealized appreciation of equity investment, and (v) minorities’ interests in equity of subsidiaries, less (b) treasury stock, plus (c) in the case of the Company, $600.0 million.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation and amortization of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Convertible Subordinated Debentures” means the 3.625% Convertible Subordinated Debentures due 2018 of the Company.

“Convertible Trust Preferred Securities” means the $650.0 million aggregate liquidation amount of 8% Convertible Trust Preferred Securities of Xerox Capital Trust I and the $1,035.0 million aggregate liquidation amount of 7 1/2% Convertible Trust Preferred Securities of Xerox Capital Trust II, in each case, as in effect on January 17, 2002.

“Credit Agreement” means the Credit Agreement, dated as of June 19, 2003, among the Company, the lenders party thereto in their capacities as lenders thereunder and the agents named therein, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreements extending the maturity of, refinancing, replacing (whether or not contemporaneously) or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the “Limitation on Incurrence of Additional Indebtedness” covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or collateral guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders or investors and whether such refinancing or replacement is under one or more debt facilities or commercial paper facilities, indentures or other agreements, in each case with banks or other institutional lenders or trustees or investors providing for revolving credit loans, term loans, notes or letters of credit, together with related documents thereto (including, without limitation, any guaranty agreements and security documents).

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute an Asset Sale or Change of Control), matures or is mandatorily redeemable (other than such Capital Stock that will be redeemed with Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of an Asset Sale or Change of Control) on or prior to the final maturity date of the Notes.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

“Domestic Wholly Owned Restricted Subsidiary” means a Domestic Restricted Subsidiary that is also a Wholly Owned Restricted Subsidiary.

“Eligible Jurisdiction” means any country in the European Union or Switzerland.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“Finance SPE” means (a) any Receivables SPE and (b) any Restricted Subsidiary that (i) is a special purpose financing vehicle, (ii) was created solely for the purpose of facilitating the incurrence of Capital Markets Debt by the Company or any Restricted Subsidiary or any equity issuance by the Company or any Restricted Subsidiary (including the issuance of any Preferred Stock), (iii) has no business other than the facilitation of such incurrence or issuance and activities incidental thereto and (iv) is capitalized with no more than an amount equal to the cash proceeds received by such Finance SPE from such transaction; provided that such transaction does not constitute or create Indebtedness secured by a Lien that is not permitted by the “Limitation on Liens” covenant.

“Foreign Subsidiary” means a Restricted Subsidiary that is incorporated or formed in a jurisdiction other than the United States or a State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

“Guarantee” means any guarantee of the Notes by a Guarantor.

“Guarantor” means (i) Guarantors, and (ii) each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means with respect to any Person, without duplication:

(1)  all indebtedness of such Person for borrowed money;

(2)  all indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)  all Capitalized Lease Obligations of such Person;

(4)  all indebtedness of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all indebtedness under any title retention agreement (but excluding trade accounts payable incurred in the ordinary course with a maturity of not greater than 90 days);

(5)  all indebtedness for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit supporting obligations not for money borrowed entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following payment on the letter of credit);

(6)  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7)  all indebtedness of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such indebtedness being deemed to be the lesser of the fair market value of such property or asset or the amount of the indebtedness so secured;

(8)  all indebtedness under currency agreements and interest swap agreements of such Person; and

(9)  all Disqualified Capital Stock issued by such Person or any Preferred Stock of such Person or any Restricted Subsidiary of such Person with the amount of Indebtedness represented by such Disqualified Capital Stock or Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock or Preferred Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock or Preferred Stock as if such Disqualified Capital Stock or Preferred Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock or Preferred Stock.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock will not be deemed to be an incurrence of Indebtedness. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value of the Indebtedness in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness. Notwithstanding any other provision of the “Limitation on Incurrence of Additional Indebtedness” covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee of Indebtedness) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person, or any keep-well agreement of any Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Restricted Subsidiary is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of. If the Company designates any of its Subsidiaries to be an Unrestricted Subsidiary, the Company shall be deemed to have made an Investment on the date of such designation equal to the Designation Amount determined in accordance with the definition of “Unrestricted Subsidiary.”

“Investment Grade Status,” with respect to the Company, shall occur when the Notes have both (i) a rating of “BBB-” or higher from S&P and (ii) a rating of “Baa3” or higher from Moody’s, and each such rating shall have been published by the applicable agency.

“IP Company” means any Person, whether now existing or hereafter formed, in which the Company or any of its Restricted Subsidiaries owns or acquires any Capital Stock, which Person (a) has as its primary business one or more of the following: (i) research and development, (ii) the generation or management of intellectual property or (iii) the commercialization or maximization of the value of intellectual property developed by or transferred to such Person by one or more of the Company or any of its Restricted Subsidiaries, and activities incidental thereto, and (b) has no other significant business; provided that each of the following Persons and its Subsidiaries shall be deemed to be an IP Company: (i) Palo Alto Research Center Incorporated, (ii) XESystems, Inc., (iii) Integic Corporation, (iv) ScanSoft, Inc., (v) Telesensory Corporation, (vi) Document Sciences Corporation, (vii) dpiX, LLC, (viii) ContentGuard Holdings, Inc., (ix) InXight Software, Inc. and (x) Gyricon, LLC.

“Issue Date” means the date of original issuance of the Notes.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Make-Whole Premium” with respect to a Note means an amount equal to the excess of (a) the present value of the remaining interest, premium and principal payments due on such Note to its final maturity date, computed using a discount rate equal to the Treasury Rate on such date plus 0.50%, over (b) the outstanding principal amount of such Note.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1)  out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2)  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(3)  repayment of Indebtedness and any accrued interest and premium that is secured by the property or assets that are the subject of such Asset Sale;

(4)  appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and

(5)  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale.

“Non-Guarantor Subsidiary” means any Subsidiary of the Company that is not a Guarantor.

“Pari Passu Indebtedness” means any Indebtedness of the Company that is not subordinated to the Notes.

“Permitted Indebtedness” means, without duplication, each of the following:

(1)  Indebtedness under the Notes (other than Additional Notes) and any Guarantees outstanding on the Issue Date or otherwise required by the Indenture;

(2)  Indebtedness of the Company or any Restricted Subsidiary incurred in the ordinary course of business (including, without limitation, in connection with the Business Effectiveness Actions) so long as the proceeds thereof are not used, directly or indirectly, to finance an Asset Acquisition or to make a Restricted Payment (other than a Permitted Investment) or to effect a refinancing of Indebtedness or Capital Stock (other than Refinancing Indebtedness incurred to refinance any Indebtedness originally permitted to be incurred under this clause (2));

(3)  Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $4.75 billion;

(4)  other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(5)  Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company or its Restricted Subsidiaries from fluctuations in interest rates on outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(6)  Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(7)  Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above); provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(8)  Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company and subject to no Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above); provided that if as of any date any Person other than a Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien (other than in favor of a senior secured credit agreement that is permitted to be incurred under clause (3) above) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(9)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(10)  Indebtedness of the Company or any Restricted Subsidiary in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and operating leases, trade contracts and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(11)  Indebtedness incurred in connection with the Third-Party Vendor Financing Program or any Qualified Receivables Transaction; provided that any Liens on such Indebtedness are permitted by the “Limitation on Liens” covenant;

(12)  any guarantee by the Company or a Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary so long as the incurrence of such Indebtedness would otherwise be permitted to be incurred under the Indenture and such guarantee is otherwise not prohibited by the Indenture and clause (a) of the “Subsidiary Guarantees” covenant, to the extent applicable, is complied with;

(13)  Indebtedness arising from guarantees of Indebtedness of the Company or any Restricted Subsidiary or the agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Subsidiary, or other guarantees of Indebtedness incurred by any person acquiring all or any portion of such business, assets, Subsidiary or Capital Stock of a Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds) actually received by the Company and/or such Restricted Subsidiary in connection with such disposition;

(14)  the issuance of shares of Disqualified Stock by the Company to a Restricted Subsidiary of the Company; provided, however, that (a) any subsequent issuance or transfer that results in any such Disqualified Stock being held by a Person other than a Restricted Subsidiary thereof and (b) any sale or other transfer of any such Disqualified Stock to a Person that is not a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an issuance of such Disqualified Stock by the Company that was not permitted by this clause (14);

(15)  obligations incurred in the ordinary course of business and not for money borrowed (for example, repurchase agreements) to purchase securities or other property, if such obligations arise out of or in connection with the sale of the same or similar securities or properties;

(16)  obligations to deliver goods or services in consideration of advance payments therefor;

(17)  Indebtedness consisting of take-or-pay obligations contained in supply contracts entered into in the ordinary course of business;

(18)  Refinancing Indebtedness; and

(19)  additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $75.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (19) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with such covenant. In addition, the Company may, at any time, change the classification of an item of Indebtedness (or any portion thereof) to any other clause, and in part under any one or more of the clauses listed above, or to the first paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant provided that the Company would be permitted to incur such item of Indebtedness (or portion thereof) pursuant to such other clause or clauses, as the case may be, or of the first paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant, as the case may be, at such time of reclassification. Accrual of interest, accretion or amortization of original issue discount or other discounts or premiums, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock and any other changes in reported Indebtedness required by GAAP and other non-cash changes in Indebtedness due to fluctuations in interest rates, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock or Preferred Stock for purposes of the “Limitation on Incurrence of Additional Indebtedness” covenant.

“Permitted Investment Intermediate Ratings Condition” means the condition that the Company’s senior unsecured debt is rated at least “BB” by S&P and “Ba2” by Moody’s.

“Permitted Investments” means:

(1)  Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

(2)  Investments in the Company by any Restricted Subsidiary of the Company;

(3)  Investments in cash in (a) euros or dollars and Cash Equivalents or, to the extent determined by the Company or a Foreign Subsidiary in good faith to be necessary for local working capital requirements and operational requirements of the Foreign Subsidiaries, other cash and cash equivalents denominated in the currency of any jurisdiction which are, as determined in good faith by Xerox or such Foreign Subsidiary, necessary or desirable for reasonable business purposes and, in the case of cash equivalents, are otherwise substantially similar to the items specified in the definition of “Cash Equivalents,” and (b) cash and Cash Equivalents denominated in the currency of the jurisdiction of organization or place of business of a Foreign Subsidiary that are otherwise substantially similar to items specified in the definition of “Cash Equivalents,” except that if such jurisdiction prohibits the repatriation of working capital to the United States, any specific rating required in the definition of “Cash Equivalents” shall be deemed to be satisfied if such Investments have, at the time of the acquisition, the highest rating from any rating agency of any Investments available to be issued in such currency; provided that the aggregate amount of Investments made pursuant to this clause (3)(b) shall not exceed the equivalent of $50.0 million at any time outstanding;

(4)  loans and advances to employees and officers of the Company and its Subsidiaries to purchase Capital Stock of the Company for bona fide business purposes;

(5)  Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with the Indenture;

(6)  additional Investments having an aggregate fair market value, taken together with all other Investments made or deemed to be made pursuant to this clause (6) that are at that time outstanding, not to exceed $750.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy, work-out or insolvency of such trade creditors or customers or as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)  Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with any sale or other transfer of assets, to the extent applicable, in compliance with the “Limitation on Asset Sales” covenant;

(9)  Permitted Joint Venture Investments;

(10)  receivables owing to the Company or any Restricted Subsidiary or other trade credit provided by the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(11)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(12)  stock, obligations or securities received as security for, or in settlement of, debts created in the ordinary course of business and owing to the Company or any of its Restricted Subsidiaries or in satisfaction of judgments or claims;

(13)  Investments relating to purchase or acquisition of products from vendors, manufacturers or suppliers in the ordinary course of business;

(14)  Investments owned by the Company and any Restricted Subsidiary existing on the Issue Date, any extension or renewal thereof that does not increase the principal amount thereof (other than to reflect any accrued interest, dividends or other amounts with respect thereto and any expenses incurred in connection with such extension or renewal) and conversions of any such debt Investments into equity Investments and contributions or other transfers of such Investments to the Company or any of its Restricted Subsidiaries (other than for cash);

(15)  Investments in connection with pledges, deposits, payments or performance bonds made or given in the ordinary course of business in connection with or to secure statutory, regulatory or similar obligations, including obligations under health, safety or environmental obligations;

(16)  any Investment by Ridge Re of cash that may legally be made by a Bermuda insurance company; and

(17)  Investments made by the Company or any Subsidiary at any time the Permitted Investment Covenant Intermediate Ratings Condition is satisfied; provided that on any Reinstatement Date, Investments made at any time that the Permitted Investment Covenant Intermediate Ratings Condition is satisfied that are not of the type described in any of clauses (1) through (5) and (7) through (16) of this definition (such Investments, “Excess Investments”) shall be deemed to have been made and shall be applied to reduce

(A) the amount of Investments available to be made after the Reinstatement Date pursuant to clause (6) of this definition and/or (B) the amount of Restricted Payments available to be made after the Reinstatement Date under clause (iii) of the “Limitation on Restricted Payments” covenant; provided further that the Company shall have the exclusive right to allocate and choose the order in which Excess Investments are applied under clauses (A) and/or (B) above; provided that such reductions by themselves shall not cause the amount available at any time to be made either as Investments pursuant to clause (6) of this definition or Restricted Payments pursuant to clause (iii) of the “Limitation on Restricted Payments” covenant to be reduced to below an amount equal to $75.0 million per calendar year in each case; provided further that such amount shall be pro rated only for the number of calendar days between the Reinstatement Date and the earlier of (A) the end of the calendar year in which the Reinstatement Date occurs and (B) the Notes maturity date.

“Permitted Joint Venture Investments” means any Investment (A) in a joint venture, partnership or other arrangement with a Person or Persons to the extent necessary or desirable as determined by the Company to (x) facilitate, or as contemplated by, the Business Effectiveness Actions or (y) facilitate Qualified Receivables Transactions and (B) in Fuji Xerox Co., Limited.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Equity Offering” means an underwritten public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 180 days after such acquisition of such asset by the Company or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Qualified Receivables Transaction” means any transaction or arrangement or series of transactions or arrangements entered into by the Company or any of its Subsidiaries in order to monetize or otherwise finance, or as a result of which it may receive earlier than otherwise due amounts that will become receivable or be earned in the future in respect of, a discrete pool (which may be fixed or revolving) of receivables, leases or other financial assets including financing contracts and any transaction or arrangement that is not a sale or transfer but pursuant to and by virtue of which a Person succeeds to, and becomes entitled to, the rights under or in respect of such receivables, leases or other financial assets (in each case whether now existing or arising in the future), and which may include a Lien on (a) receivables, (b) deposit or other accounts (and the funds or investments from time to time credited thereto) established in connection with a Qualified Receivables Transaction to secure obligations of the Company or any of its Subsidiaries arising in connection with or otherwise related to such transaction, (c) any promissory note issued by the Company or any of its Subsidiaries evidencing the repayment of amounts directly or indirectly distributed to the Company or any of its Subsidiaries from any such accounts and (d) any assets of, or any Capital Stock, or warrants, options or other rights to acquire Capital Stock, in each and any Receivables SPE used to facilitate such transaction, provided that such transaction or arrangement does not constitute or create indebtedness secured by a Lien that is not permitted by the “Limitation on Liens” covenant.

“Receivables SPE” means a Restricted Subsidiary that is a special purpose entity that (a) borrows against receivables or purchases, leases or otherwise acquires receivables or transfers receivables to one or more third-party purchasers or another Receivables SPE in connection with a Qualified Receivables Transaction, (b) engages in other activities that are necessary or desirable to effectuate the activities described in the definitions of “Qualified Receivables Transaction” or “Third-Party Vendor Financing Program,” or (c) is established or then used solely for the purpose of, and has no business other than, owning a Receivables SPE, servicing receivables owned by a Receivables SPE, owning or holding title to the property or assets giving rise to such receivables or any activities incidental thereto (including those described in the definitions of “Qualified Receivables Transaction” or “Third-Party Vendor Financing Program”).

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness permitted by the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clauses (3), (5), (6), (7), (8), (9), (10), (11), (13), (14), (15), (16), (17) or (19) of the definition of “Permitted Indebtedness”), in each case that does not:

(1)  result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of (i) any premium required to be paid under the terms of the instrument governing such Indebtedness, (ii) accrued interest on the Indebtedness being refinanced and (iii) reasonable expenses incurred by the Company in connection with such Refinancing); or

(2)  create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Reinstatement Date” means, after the satisfaction of the Investment Covenant Intermediate Ratings Condition the first date on which the Investment Covenant Intermediate Ratings Condition is no longer satisfied.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

“Significant Subsidiary,” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02 of Regulation S-X under the Exchange Act as such Regulation is in effect on January 17, 2002.

“Specified Subsidiary” means any Subsidiary of the Company from time to time having a Consolidated Net Worth Amount of at least $100.0 million; provided, however, that each of Xerox Financial Services, Inc., Xerox Credit Corporation and any other Subsidiary principally engaged in any business or businesses other than development, manufacture and/or marketing of (x) business equipment (including, without limitation, reprographic, computer (including software) and facsimile equipment), (y) merchandise or (z) services (other than financial services) shall be excluded as a “Specified Subsidiary” of the Company.

“Subordinated Indebtedness” means Indebtedness of the Company that is subordinated or junior in right of payment to the Notes.

“Subsidiary,” with respect to any Person, means:

(1)  any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2)  any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Suspension Period” has the meaning set forth under “—Suspension Period.”

“Synthetic Purchase Agreement” shall mean any agreement pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any payment the amount of which is determined by reference to a derivative agreement that relates to the price or value at any time of any Capital Stock of the Company; provided, that no phantom stock or similar plan providing for payments only to current or former directors, officers or employees of the Company or any Subsidiary (or to their heirs or estates or successors or assigns) shall be deemed to be a Synthetic Purchase Agreement.

“Third-Party Vendor Financing Program” means any arrangement by the Company or any Restricted Subsidiary of third-party vendor financing directly or indirectly for customers of the Company or any Restricted Subsidiary, including (a) the sale of a financing business, (b) transfers of all or any portion of the business of, and assets relating to the business of, providing billing, collection and other services in respect of finance, lease and other receivables, (c) Qualified Receivables Transactions and (d) other arrangements for the indirect financing of receivables wherein a third-party financier makes loans to Restricted Subsidiaries that are Finance SPEs in respect of receivables generated by the Company or any Restricted Subsidiary, whether generated prior to or during such arrangements and whether the relevant transaction is consolidated balance sheet (including the Program Agreement dated as of October 21, 2002 between General Electric Capital Corporation, the Company, Xerox Lease Funding, LLC and Xerox Lease Equipment LLC as thereafter amended, modified or supplemented from time to time and any Qualified Receivables Transactions and similar arrangements for indirect financings of receivables between the Company or any Restricted Subsidiary and General Electric Capital Corporation or any of its affiliates).

“Treasury Rate” for any date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the date the redemption is effected pursuant to a Note Redemption (the “Specified Redemption Date”) (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the Specified Redemption Date to                     , 2011; provided, however, that if the period from the Specified Redemption Date to                     , 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Specified Redemption Date to                     , 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” of any Person means:

(1)  the Subsidiary to be so designated has total assets of $1,000 or less or any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)  any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1)  the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant, including that the Company would be permitted to make, at the time of such designation, (a) a Permitted Investment or (b) an Investment pursuant to the first paragraph of the “Limitation on Restricted Payments” covenant, in either case, in an amount (the “Designation Amount”) equal to the fair market value of the Company’s proportionate interest in such Subsidiary on such date; and

(2)  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if it contemporaneously becomes a Guarantor or:

(1)  immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2)  immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

2003 Credit Facility

The 2003 Credit Facility consists of a term loan tranche totaling $300 million and a $700 million revolving credit facility that includes a $200 million letter of credit subfacility. Xerox is the only borrower of the term loan. The revolving facility is available, without sub-limit, to Xerox and certain foreign subsidiaries of Xerox, including Xerox Canada Capital Limited (“XCCL”), Xerox Capital (Europe) plc (“XCE”) and other qualified foreign subsidiaries (excluding Xerox, the “Overseas Borrowers”). The 2003 Credit Facility will mature on September 30, 2008.

Subject to certain limits described in the following paragraph, the obligations under the 2003 Credit Facility are secured by liens on substantially all the assets of Xerox and each of our U.S. subsidiaries with a consolidated net worth from time to time of $100 million or more (excluding Xerox Credit Corporation (“XCC”) and certain other finance subsidiaries), and is guaranteed by such subsidiaries and XCC. Xerox will guarantee the obligations of the Overseas Borrowers.

Under the terms of certain of our outstanding public bond indentures, the amount of obligations under the 2003 Credit Facility that can be (1) secured by assets (the “Restricted Assets”) of (a) Xerox and (b) our non-financing subsidiaries that have a consolidated net worth of at least $100 million, without (2) triggering a requirement to also secure those indentures, is limited to the excess of (x) 20% of our consolidated net worth (as defined in the public bond indentures) over (y) the outstanding amount of certain other debt that is secured by the Restricted Assets. Accordingly, the amount of 2003 Credit Facility debt secured by the Restricted Assets will vary from time to time with changes in our consolidated net worth. The amount of security provided under this formula accrues to the benefit of both the term loans and revolving loans under the 2003 Credit Facility, ratably.

Under the 2003 Credit Facility, the term loan and the revolving loan each bear interest at LIBOR plus a spread that will vary between 1.75% and 3.0% depending on the then-current leverage ratio under the 2003 Credit Facility.

The 2003 Credit Facility contains affirmative and negative covenants, as well as financial maintenance covenants. Certain of the more significant covenants under the 2003 Credit Facility are summarized below (this summary is not complete and is in all respects subject to the actual provisions of the 2003 Credit Facility):

(a)	Limitations on the following will apply at all times under the 2003 Credit Facility:

Minimum consolidated net worth of not less than $3.0 billion; for this purpose, “consolidated net worth” generally means the sum of the amounts included on our Statement of Common Shareholders’ Equity as “Common shareholders’ equity,” and in our balance sheet as “Preferred stock,” and, so long as the same is not treated as indebtedness, “Company-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely subordinated debentures of the Company,” except that the currency translation adjustment effects and the effects of compliance with SFAS No. 133 occurring after January 1, 2003 are disregarded, and the preferred securities (whether or not convertible) issued by us or by our subsidiaries which are outstanding on the effective date of the 2003 Credit Facility, and any security that causes an increase in consolidated net worth under (and as defined in) our public bond indentures, will always be included, and any capital stock or similar equity interest issued after the effective date of the 2003 Credit Facility which matures or generally becomes mandatorily redeemable for cash or puttable at holders’ option prior to April 1, 2009 will always be excluded;

Maximum leverage ratio (a quarterly test that is calculated as total adjusted debt divided by EBITDA) ranging from 2.0 to 3.1; and

Creation and existence of liens, and certain fundamental changes to corporate structure and nature of business, including mergers.

(b) Limitations on the following will apply only until such time that Xerox’s senior unsecured debt is rated at least BBB- by S&P and Baa3 by Moody’s (the “Ratings Condition”), and thereafter do not apply:

Minimum EBITDA (a quarterly test that is based on rolling four quarters) ranging from $1.1 to $1.3 billion; for this purpose, “EBITDA” (earnings before interest, taxes, depreciation, amortization as well as certain non-recurring items, as defined) generally means EBITDA, excluding interest and financing income to the extent included in EBITDA as consolidated net income; and

Maximum capital expenditures (annual test) of $405 million during fiscal year 2003, and thereafter an amount per fiscal year equal to $330 million plus any unused amount carried over from any prior fiscal year; additional capital expenditures can be made utilizing certain amounts that are otherwise available to make restricted payments and investments; for this purpose, “capital expenditures” generally means the amounts included on our statement of cash flows as “additions to land, buildings and equipment,” plus any capital lease obligations incurred.

(c) Limitations on the following will not apply at any time that the Ratings Condition is satisfied, and will be reinstated at any time that the Ratings Condition is not satisfied:

Issuance of debt and preferred stock; asset transfers; hedging transactions other than in those in the ordinary course of business; certain types of restricted payments relating to our, or our subsidiaries’, equity interests, including (subject to certain exceptions) payment of cash dividends on our common stock; certain transactions with affiliates, including intercompany loans and asset transfers and acquisitions.

(d) Limitations on investments shall apply only at such times that Xerox’s senior unsecured debt is rated less than BB by S&P and Ba2 by Moody’s.

The 2003 Credit Facility generally does not affect our ability to continue to monetize receivables under the agreements with GECC and others. Subject to certain exceptions, we cannot pay cash dividends on our common stock during the term of the 2003 Credit Facility, although we can pay cash dividends on our preferred stock provided there is then no event of default under the 2003 Credit Facility. In addition to other defaults customary for facilities of this type, defaults on other debt, or bankruptcy, of Xerox, or certain of our subsidiaries, and a change in control of Xerox, would constitute events of default under the 2003 Credit Facility.

At June 30, 2004, we were in compliance with all aspects of the 2003 Credit Facility, including financial covenants, and expect to be in compliance for at least the next twelve months. Failure to be in compliance with any material provision or covenant of the 2003 Credit Facility could have a material adverse effect on our liquidity and operations.

Long-Term Debt

A summary of scheduled maturities and interest rates of our long-term debt, including our 2003 Credit Facility and convertible debt, as of June 30, 2004 was as follows (dollars in millions):

	Weighted Average Interest Rates at June 30, 2004	Principal Amount Outstanding at June 30, 2004	Principal Amount Payable in 2004	Principal Amount Payable in 2005	Principal Amount Payable in 2006	Principal Amount Payable in 2007	Principal Amount Payable in 2008 and Thereafter
Xerox Corporation	5.43%	2,993	194	0	15	25	2,759
Xerox Credit Corporation	3.51%	1,487	0	924	0	278	285
Other US Operations	4.64%	2,805	735	1,191	528	312	39

Subtotal—US Operations		7,285	929	2,115	543	615	3,083

Xerox Capital (Europe) plc	4.92%	1,023	906	92	0	0	25
International Operations—Secured borrowings	5.12%	1,776	377	349	348	251	451
Other International Operations	5.64%	143	53	59	13	7	11

Subtotal—International Operations		2,942	1,336	500	361	258	487
Subtotal		10,227	2,265	2,615	904	873	3,570

Less: Current Maturities	4.48%	(4,176)

Total long-term debt		6,051

Short-Term Debt		43
Current maturities of long-term debt		4,176

Short-term debt and Current maturities of long-term debt		4,219

Certain of our debt agreements allow us to redeem outstanding debt prior to scheduled maturity. The actual decision as to early-redemption will be made at the time the early-redemption option becomes exercisable and will be based on liquidity, prevailing economic and business conditions, and the relative costs of new borrowing.

We have other contractual commitments and contingencies which are discussed in our Management’s Discussion and Analysis incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2003 under the heading “Capital Resources and Liquidity.”

Preferred Securities

As of June 30, 2004, we had one class of preferred stock outstanding. The conversion requirements and the annual cumulative dividend requirements on this outstanding preferred stock is as follows:

•	Series C Mandatory Convertible Preferred Stock: In June 2003, we issued 9.2 million shares of 6.25 percent Series C Mandatory Convertible Preferred Stock with a stated liquidation value of $100 per share. Annual dividends of $6.25 per share are cumulative and payable quarterly in cash, shares of our common stock or a combination thereof. The balance at June 30, 2004 was $889 million. On July 1, 2006, each share of Series C Mandatory Convertible Preferred Stock will automatically convert into between 8.1301 and 9.7561 shares of our common stock, depending on the then 20-day average market price of our common stock. At any time prior to July 1, 2006, holders may elect to convert each share of Series C Mandatory Convertible Preferred Stock into 8.1301 shares of our common stock. If at any time prior to July 1, 2006, the closing price per share of our common stock exceeds $18.45 for at least 20 trading days within a period of 30 consecutive trading days, we may elect, subject to certain limitations, to cause the conversion of all, but not less than all, the shares of Series C Mandatory Convertible Preferred Stock then outstanding for shares of our common stock at a conversion rate of 8.1301 shares of our common stock for each share of Series C Mandatory Convertible Preferred Stock.

Description of Outstanding 2002 Senior Notes

On January 17, 2002, we issued $600 million aggregate principal amount of Senior Notes due 2009 (the “2002 Dollar Notes”) under an indenture (the “Dollar Indenture”), between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as trustee. Interest on the 2002 Dollar Notes is payable semiannually at a rate of 9 ¾% per annum. On January 17, 2002, we issued €225 million aggregate principal amount of Senior Notes due 2009 (the “2002 Euro Notes” and, together with the 2002 Dollar Notes, the “2002 Senior Notes”) under an indenture (the “2002 Euro Indenture” and, together with the 2002 Dollar Indenture, the “2002 Indentures”), between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as trustee. Interest on the 2002 Euro Notes is payable semiannually at a rate of 9 ¾% per annum. The 2002 Senior Notes will mature on January 15, 2009.

The 2002 Senior Notes are senior unsecured obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The 2002 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of non-guarantor subsidiaries.

The 2002 Senior Notes have been fully and unconditionally guaranteed on an unsecured senior basis by the following restricted subsidiaries of the Company: Xerox International Joint Marketing, Inc. and Intelligent Electronics, Inc. If Xerox fails to make payments on the 2002 Senior Notes, the guarantors must make them instead.

The 2002 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem each series of the outstanding 2002 Senior Notes (in whole or in part) at a redemption price equal to 95.167% of the principal amount thereof, plus original issue discount on such 2002 Senior Notes accrued pursuant to Section 1272 of the Internal Revenue Code of 1986, as amended, to the applicable redemption date, plus accrued and unpaid interest, if any, on the 2002 Senior Notes to the applicable redemption date, plus the applicable Make-Whole Premium (as defined in the 2002 Indentures); provided that in the case of any such redemption in part, at least 50% of the original principal amount of the applicable series of 2002 Senior Notes remains outstanding after giving effect to such redemption.

Description of Outstanding 2003 Senior Notes

On June 25, 2003, we issued $700 million aggregate amount of 7 1/8% Senior Notes due 2010 (the “Seven-Year Notes”) and $550 million aggregate principal amount of 7 5/8% Senior Notes due 2013 (the “Ten-Year Notes” and together with the Seven-Year, the “2003 Senior Notes”) under an Indenture dated as of June 25, 2003 between Xerox and Wells Fargo Bank, National Association (as successor by merger to Wells Fargo Bank Minnesota, National Association), as Trustee as modified by a First Supplemental Indenture dated as of June 25, 2003 (as so amended, the “2003 Indenture”). Interest on the Seven-Year Notes is payable semiannually at a rate of 7 1/8% and the Seven-Year Notes mature on June 15, 2010. Interest on the Ten-Year Notes is payable semiannually at a rate of 7 5/8% and the Ten-Year Notes mature on June 15, 2013.

The 2003 Senior Notes are senior unsecured obligations of Xerox, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The 2003 Senior Notes are effectively subordinated to all secured debt of Xerox and structurally subordinated to the debt of non-guarantor subsidiaries.

The 2003 Senior Notes have been fully and unconditionally guaranteed on an unsecured basis by the following restricted subsidiaries of the Company: Xerox International Joint Marketing, Inc. and Intelligent Electronics, Inc. If Xerox fails to make any payment of the 2003 Senior Notes, the guarantors must make them instead.

The 2003 Senior Notes are not entitled to the benefit of any mandatory sinking fund.

Xerox may, at any time and from time to time, at its option, redeem the outstanding Seven-Year Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, on the Seven-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). Xerox may, at any time and from time to time prior to June 15, 2008, at its option, redeem the outstanding Ten-Year Notes at a price of 100% of the principal amount plus accrued and unpaid interest, if any, on the Ten-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). Xerox may, at any time and from time to time on or after June 15, 2008, at its option, redeem the outstanding Ten-Year Notes at a price ranging from 103.813% to 100.000% of the principal amount (depending on the date of redemption) plus accrued and unpaid interest, if any, on the Ten-Year Notes to the applicable redemption date, plus a Make-Whole Premium (as defined in the 2003 Indenture). If Xerox undergoes a change in control, we will be required to offer to purchase all of the 2003 Senior Notes from the holders.

Description of Senior Secured Loan Agreement with GECC

In October 2002, Xerox Lease Funding LLC, a special purpose Delaware limited liability company that is our wholly-owned subsidiary (“Funding SPE”) entered into an Amended and Restated Loan Agreement (the “Loan Agreement”) with General Electric Capital Corporation (“GECC”) whereby GECC became our primary equipment financing provider in the U.S. through monthly securitizations of our new lease originations. The Loan Agreement has an initial term of eight years and, commencing at the end of 2010, will automatically renew for successive two- year periods unless either we or GECC has elected not to have the Loan Agreement renew at least one year before a renewal would otherwise occur.

The Loan Agreement provides for financing by GECC of up to $5 billion outstanding at any one time. The $5 billion limit may be increased to $8 billion, subject to the agreement of GECC. GECC makes loans under the Loan Agreement to Funding SPE. Funding SPE uses the loan proceeds to purchase our finance receivables. All obligations under the Loan Agreement are secured by the receivables being financed by GECC, the contracts relating to the receivables being financed by GECC and other related security. GECC’s obligation to make loans under the Loan Agreement is subject to the financed receivables satisfying certain criteria and the satisfaction of certain customary representations, warranties and covenants.

Under the Loan Agreement, GECC is expected to finance approximately 70% of our new U.S. lease originations. The portion of our receivables that GECC will finance will vary over time, but is expected to be approximately 90% of the new receivables balance. The interest rate on each loan is fixed and is calculated when the loan is made based on yield rates consistent with average rates for similar market-based transactions. Consistent with the loans already received from GECC, the amounts borrowed under the Loan Agreement are recorded as secured borrowings and the associated receivables are included in our balance sheet. As of June 30, 2004, $2.6 billion was outstanding under the Loan Agreement.

GECC’s commitment to fund under the Loan Agreement is not contingent on us achieving or maintaining any particular credit rating. There are no credit rating defaults that could impair future funding under the Loan Agreement. The Loan Agreement contains various default provisions, including cross default provisions related to certain financial covenants contained in the 2003 Credit Facility and other significant debt facilities, which are discussed below. Most types of defaults would impair our ability to receive subsequent funding until the default is cured or waived but would not accelerate the repayment of our outstanding borrowings. However, certain types of defaults would result in an acceleration of outstanding borrowings. As of June 30, 2004, we were in compliance with all covenants under the Loan Agreement and expect to be in compliance for at least the next twelve months.

The following are events of default under the Loan Agreement:

a.	the occurrence of a Termination Event (defined below);

b.	a voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more); or

c.	Xerox becomes an “Investment Company” within the meaning of the Investment Company Act of 1940.

Upon the occurrence of an event of default described in (b) or (c) above, GECC can terminate its obligation to make any further loans and can accelerate the maturity of any or all then-outstanding loans. Upon the occurrence of a Termination Event, GECC can terminate its obligation to make any further loans, but is not entitled to accelerate the maturity of outstanding loans. The loans under the Loan Agreement are generally non-recourse to Xerox. Therefore, even if GECC were to accelerate the maturity of outstanding loans, its only recourse would be to proceed against the financed receivables held by Funding SPE who is the borrower under the Loan Agreement.

The term “Termination Event” includes, but is not limited to, the following events that would allow GECC to terminate the Loan Agreement:

a.	any default under the 2003 Credit Facility or any facility in excess of $75 million which replaces or refinances the 2003 Credit Facility, at any time that loans or advances are outstanding thereunder, where the default or event of default relates to or is determined by the net worth of Xerox, including without limitation, a default under Section 6.13 (Minimum Consolidated EBITDA), 6.14 (Leverage Ratio) or 6.15 (Consolidated Net Worth) of the 2003 Credit Facility;

b.	any default or event of default under any indebtedness of Xerox (or any subsidiary of Xerox) for borrowed money (or any indebtedness for borrowed money guaranteed by Xerox or any subsidiary of Xerox) in excess of $75 million in the aggregate if such default or event of default gives rise to an acceleration of the maturity of such indebtedness;

c.	voluntary or involuntary bankruptcy of Xerox (remaining undismissed or unstayed for 60 days or more);

d.	a change of control of Xerox, including a sale of all or substantially all of Xerox’s assets or the acquisition by a person or related group of persons of 30% or more of the voting stock of Xerox, if the person acquiring control is a competitor of GECC or does not have debt that is rated investment grade;

e.	a material breach of payment obligations or certain other specified provisions by Xerox (or Funding SPE or the other special purpose Xerox subsidiary utilized in structuring the transaction) under the Loan Agreement or any related agreement;

f.	an equipment service default where Xerox fails to provide specified levels of service with respect to the equipment related to the receivables financed by GECC;

g.	an equipment supply default where Xerox fails to ship specified levels of supplies with respect to the equipment related to the receivables financed by GECC;

h.	a change in operations of Xerox where Xerox ceases to offer lease or loan financing to non-consumer customers and, after that change, the aggregate outstanding balance under the Loan Agreement is less than $500 million;

i.	a sales channel termination event where 50% or more of Xerox’s aggregate sales to non-consumer customers are comprised of sales to dealers, distributors, wholesalers or other persons who are not non-consumer end-users of the equipment, Xerox and GECC fail to reach agreement within six months on how to amend the Loan Agreement to adjust for the consequences of the change in sales channels, and the aggregate outstanding balance under the Loan Agreement is less than $500 million;

j.	no loans have been made under the Loan Agreement for a period of at least one year because we have been unable to cause the lending conditions to be satisfied during that period; or

k.	the joint venture established by us and GECC that services the receivables financed by GECC is dissolved.

Liabilities to Subsidiary Trusts Issuing Preferred Securities

The Liabilities to Subsidiary Trusts Issuing Preferred Securities reflect the obligations to our subsidiaries that have issued preferred securities. As of June 30, 2004, the components of our liabilities to the trusts were as follows:

June 30, 2004
(Dollars in Millions)
Trust II	$1,067
Trust I	607
Deferred Preferred Stock	77

$1,751

Trust II: In 2001, Xerox Capital Trust II (“Trust II”) issued 20.7 million of 7.5 percent convertible trust preferred securities (the “Trust Preferred Securities”) to investors for $1,035 million and 0.6 million shares of common securities to us for $32 million. With the proceeds from these securities, Trust II purchased $1,067 million of 7.5 percent convertible junior subordinated debentures due 2021 of one of our wholly-owned consolidated subsidiaries. The subsidiary purchased $1,067 million aggregate principal amount of 7.5 percent convertible junior subordinated debentures due 2021 of the Company. Trust II’s assets consist principally of our subsidiary’s debentures and our subsidiary’s assets consist principally of our debentures. On a consolidated basis, we received net proceeds of $1,004 million. We have effectively guaranteed, fully and unconditionally, on a subordinated basis, the payment and delivery by our subsidiary, of all amounts due on our subsidiary debentures and the payment and delivery by Trust II of all amounts due on the Trust Preferred Securities, in each case to the extent required under the terms of the securities.

The Trust Preferred Securities accrue and pay cash distributions quarterly at a rate of 7.5 percent per year of the stated amount of fifty dollars per security. Concurrently, with the initial issuance of the Trust Preferred Securities, our subsidiary used part of the proceeds received from the Company of $229 million to purchase U.S. treasuries in order to secure its obligations under its debentures through the distribution payment date (November 27, 2004). The Trust Preferred Securities are convertible at any time, at the option of the investors, into 5.4795 shares of our common stock per Trust Preferred Security (equivalent share price of $9.125 per common share) (“the Conversion Ratio”). The Trust Preferred Securities are mandatorily redeemable upon the maturity of the debentures on November 27, 2021 at fifty dollars per Trust Preferred Security plus accrued and unpaid distributions. Investors may require us to cause Trust II to purchase all or a portion of the Trust Preferred Securities on December 4, 2004, and November 27, 2006, 2008, 2011 and 2016 at a price of fifty dollars per Trust Preferred Security, plus accrued and unpaid distributions. In addition, if we undergo a change in control on or before December 4, 2004, investors may require us to cause Trust II to purchase all or a portion of the Trust Preferred Securities. In either case, the purchase price for such Trust Preferred Securities may be paid in cash or our common stock, or a combination thereof. However, our liability to the trust is classified as long-term in our financial statements as we have the intent and ability to convert the obligations to equity through the issuance of common shares if put to us in 2004. If the purchase price or any portion thereof consists of common stock, investors will receive such common stock at a value of 95 percent of its then prevailing market price. Trust II may redeem all, but not part, of the Trust Preferred Securities for cash, prior to December 4, 2004, only if specified changes in tax and investment law occur, at a redemption price of 100 percent of their liquidation amount plus accrued and unpaid distributions. On or at anytime after December 4, 2004, Trust II may redeem all or a portion of the Trust Preferred Securities for cash at declining redemption prices, with an initial redemption price of 103.75 percent of their stated amount, subject to the investors’ right to convert the Trust Preferred

Securities into shares of our common stock at the Conversion Ratio at any time prior to any such redemption date. The Company’s rights and liabilities with respect to Trust II, through our other subsidiary, contain identical conversion, put and call provisions and would be redeemed in a similar manner as the Trust Preferred Securities.

Trust I: In 1997, Xerox Capital Trust I (“Trust I”) issued 650,000 of 8.0 percent preferred securities (the “Preferred Securities”) to investors for $644 million ($650 million liquidation value) and 20,103 shares of common securities to us for $20 million. With the proceeds from these securities, Trust I purchased $670 million principal amount of 8.0 percent Junior Subordinated Debentures due 2027 of the Company (the “Debentures”). The Debentures represent all of the assets of Trust I. On a consolidated basis, we received net proceeds of $637 million. We have guaranteed (the “Guarantee”), on a subordinated basis, distributions and other payments due on the Preferred Securities. The Guarantee and our obligations under the Debentures and in the indenture pursuant to which the Debentures were issued and our obligations under the Amended and Restated Declaration of Trust governing the trust, taken together, provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities accrue and pay cash distributions semiannually at a rate of 8 percent per year of the stated liquidation amount of one thousand dollars per Preferred Security. The Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on February 1, 2027, or earlier to the extent of any redemption by us of any Debentures. The redemption price in either such case will be one thousand dollars per share plus accrued and unpaid distributions to the date fixed for redemption.

Deferred Preferred Stock: In 1996, Xerox Capital LLC, issued 2 million deferred preferred shares for Canadian (Cdn.) $50 million ($37 million U.S.) to investors and all of its common shares to us for Cdn. $13 million ($10 million U.S.). The total proceeds of Cdn. $63 million ($47 million U.S.) were loaned to us. The deferred preferred shares are mandatorily redeemable on February 28, 2006 for Cdn. $90 million (equivalent to $67 million U.S. at June 30, 2004).

CERTAIN UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the anticipated material United States federal income tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of the Notes. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who are the original beneficial owners of the Notes and who hold such Notes as capital assets. This discussion does not address specific tax consequences that may be relevant to particular persons (including, for example, pass-through entities (e.g., partnerships) or persons who hold the Notes through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, U.S. expatriates, regulated investment companies, tax-exempt entities, common trust funds, controlled foreign corporations, dealers in securities or currencies and persons in special situations, such as those who hold Notes as part of a straddle, hedge, conversion transaction, or other integrated investment). In addition, this discussion does not describe any tax consequences arising under United States federal gift and estate or other federal tax laws or under the tax laws of any state, local or foreign jurisdiction (other than certain tax reporting and withholding tax consequences arising from the Council of the European Union Directive). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

Prospective purchasers of the Notes are urged to consult their tax advisors concerning the United States federal income tax consequences to them of acquiring, owning and disposing of the Notes, as well as the application of state, local and foreign income and other tax laws.

For purposes of this discussion, a Non-U.S. Holder is a holder that is not a U.S. person. A “U.S. person” means (i) a citizen or individual resident of the United States; (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) or a partnership created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income tax regardless of the source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions, or if the trust was in existence on August 20, 1996, and has properly elected to continue to be treated as a U.S. person. If a partnership holds our notes, the United States federal income tax consequences of payments received by such partnership will in many cases be determined by reference to the status of a partner and the activities of the partnership.

Payments of Interest. Payments of interest on the Notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2)	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; and

(3)	either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the Notes are held through certain foreign intermediaries and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations, and, in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the Note is a U.S. person. Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exemption described above (the “Portfolio Interest Exemption”), payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides us or our agent, as the case may be, with a properly executed:

(1)	IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under the benefit of an applicable tax treaty (a “Treaty Exemption”) or

(2)	IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each form to be renewed periodically as required by the Treasury Regulations.

If interest on the Note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder, although exempt from the withholding tax described above, generally will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a Note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes. Generally, no withholding of United States federal income tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition of a Note.

A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a Note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business.

Information Reporting and Backup Withholding

Information reporting and backup withholding will not be required with respect to payments of interest that we make to a Non-U.S. Holder if the Non-U.S. Holder has (i) furnished documentation establishing eligibility for the Portfolio Interest Exemption or a Treaty Exemption or (ii) otherwise establishes an exemption, provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the Notes are held through a custodian, nominee, broker, foreign partnership or foreign intermediary.

In addition, information reporting and backup withholding will not apply to the proceeds of the sale of a Note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that the Non-U.S. Holder is a U.S. person, or the Non-U.S. Holder otherwise establishes an exemption.

European Union Tax Reporting and Withholding

The Council of the European Union approved, on June 3, 2003, Council Directive 2003/48/EC regarding the taxation of savings income. Under the Directive, if a paying agent for interest on a debt claim is resident in one member state of the European Union and an individual who is the beneficial owner of the interest is a resident of another member state, then the former member state will be required to provide information (including the identity of the recipient) to authorities of the latter member state. “Paying agent” is defined broadly for this purpose and generally includes any agent of either the payor or payee. This requirement is subject to the right of Belgium, Luxembourg and Austria to opt instead to withhold tax on the interest during a transitional period

(initially at a rate of 15% but rising in steps to 35% after six years). The Directive will also apply to dependent and associated territories of the United Kingdom and the Netherlands. The Council agreed in July 2004 that the Directive will become effective on July 1, 2005. In addition, certain non-members of the European Union (Switzerland, Liechtenstein, Andorra, Monaco and San Marino) are expected to adopt equivalent measures, including the option to apply withholding taxes, effective on the same date. However, there is no assurance that all such non-members will have adopted equivalent measures that are effective on such date, and the effective date of the Directive may be delayed until they have done so. As a result, no assurance can be given concerning whether or on what date the Directive will become effective.

BOOK-ENTRY, DELIVERY AND FORM

The Notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons. Upon issuance, the Notes will be deposited with the Trustee as custodian for the Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as participants, or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of any of the Notes, DTC or that nominee, as the case may be, will be considered the sole owner or holder of such Notes represented by the global note for all purposes under the indenture and the Notes. No beneficial owner of an interest in a global note will be able to transfer such interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture.

The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in the Notes so long as the Notes are represented by global security certificates.

Payments of the principal of, and interest on, a global note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds.

We expect that DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in a global note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Notes, DTC will exchange the applicable global note for certificated Notes, which it will distribute to its participants.

If DTC is at any time unwilling or unable to continue as a depositary for the global notes or if at any time DTC ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by us within 90 days, we will issue certificated Notes in exchange for the global notes. Holders of an interest in a global note may receive certificated Notes in accordance with DTC’s rules and procedures in addition to those provided for under the applicable indenture.

The depository is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

The depository holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of we, the Trustee or the paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriters	Principal Amount of Notes
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.

Total	$400,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if any of them are purchased.

The underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the Notes to selected dealers at the public offering price minus a concession of up to         % of the principal amount. The underwriters may allow, and dealers may re-allow, a concession not to exceed         % of the principal amount to other dealers. After the initial offerings, the underwriters may change the public offering prices and any other selling terms. The underwriters may offer and sell Notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Xerox Corporation
Per Note	%

We and each Guarantor have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The Notes are a new issue of securities, and there is currently no established trading market for the Notes. We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

We estimate that our total expenses of this offering will be approximately $500,000.

Certain of the underwriters and their affiliates have performed various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. Certain of the underwriters or their affiliates are lenders and/or agents under our 2003 Credit Facility. They have received customary fees and commissions for these transactions.

In connection with this offering, the underwriters may purchase and sell the Notes in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of the Notes in excess of the amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. The underwriters must close out any short position by purchasing the notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

LEGAL MATTERS

The validity of the Notes to be offered by Xerox will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Cahill Gordon & Reindel LLP, New York, New York, will pass upon certain matters for the underwriters.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Xerox Corporation incorporated in this prospectus supplement and the accompanying prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$400,000,000

Xerox Corporation

    % Senior Notes due 2011

PROSPECTUS SUPPLEMENT

                         , 2004

Citigroup

JPMorgan